→05 ANNUAL REPORT


FOUNDRY NETWORKS
FOUNDRY NETWORKS
FastIron SuperX
XMR 4000

FOUNDRY® NETWORKS

The Power of Performance™

2005 LETTER TO THE SHAREHOLDERS



THE YEAR IN REVIEW

Foundry had another successful year in 2005. We achieved several important milestones during the year including the introduction of next-generation platforms for each of our core markets, growth in our sales and R&D infrastructure, an increase in our installed base of premier customers, and our seventh consecutive year of net profitability.

TECHNICAL LEADERSHIP

Foundry continues to lead the networking market with new technologies. In 2005, we began shipping our next-generation enterprise-class Layer 2/3 switch families, and we also upgraded our Layer 4-7 application switching portfolio with a new chassis platform and leading security features.

In our core Layer 3 market, we believe we have introduced the highest capacity, highest density, and highest performing 10-GbE platform—the BigIron RX. For the enterprise edge, we introduced the FastIron Super-X chassis family; arguably the most intelligent wiring closet switch in the market.

In addition, we expanded our presence in the Service Provider market by introducing two families of MPLS routers, the IMR and XMR, designed to provide customers with both superior technology and appealing economics. These new routers will allow our service provider customers to build cost effective, highly reliable service offerings for both residential and enterprise customers. Like the RX, these platforms are among the highest performing and are price leaders in their categories.

BUSINESS VALUE TODAY AND TOMORROW

Today, 10-Gigabit Ethernet is rapidly becoming the unifying technology for enterprise and service provider networks. Foundry is a key provider into this growing market and is aggressively bringing new products to market to capitalize on this opportunity. In addition, Foundry continues to evaluate adjacent technology for technical fit and synergy. As appropriate, we will integrate additional technologies into our platform to increase the value proposition to our customers.

FINANCIAL STEWARDSHIP

Over the course of 2005, Foundry Networks improved its already solid financial position. During 2005 we delivered strong operating profits and cash flow, generating 35% more cash from operations than the prior year and adding $129M of cash to our debt-free balance sheet.

THE POWER OF PERFORMANCE

As we look forward, I believe the data networking market will deliver sustained growth for the next several years, driven by traffic growth, the convergence of data and voice, and the need for better solutions to address the evolving needs of enterprise and service provider customers.

In 2006, we will continue to build our brand, breadth of products and installed base of leading enterprise and service provider customers. We will continue to create innovative products that deliver a rich feature set and industry-leading performance. Our strong balance sheet should allow us to continue investing in our corporate infrastructure and creating the necessary scale and depth to capitalize on the market opportunities ahead.

Thank you for your continued support of Foundry Networks.

Bobby R. Johnson, Jr.
Chairman of the Board, CEO and President

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission file number: 000-26689

FOUNDRY NETWORKS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**77-0431154**
(State or jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

4980 Great America Parkway
Santa Clara, CA 95054
Website: www.foundrynetworks.com
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code:
(408) 207-1700

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.0001 par value

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicated by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period than the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock, $0.0001 par value per share, held by non-affiliates of the registrant on June 30, 2005, the last business day of the registrant's most recently completed second quarter, was approximately $1,089,656,777, based upon the closing sale price on the Nasdaq National Market reported for such date. Shares of common stock held by each officer and director and by each person who owns 5% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

There were 143,146,581 shares of the registrant's common stock issued and outstanding as of March 9, 2006.

DOCUMENTS INCORPORATED BY REFERENCE

Part III (Items 10-14) incorporates information by reference from the definitive proxy statement for the 2006 Annual Meeting of Stockholders to be filed hereafter.

FOUNDRY NETWORKS, INC.

TABLE OF CONTENTS

PART I

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements. These forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those discussed in the sections entitled "Business — Research and Development," "Business — Competition," "Business — Intellectual Property," and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Risk Factors That May Affect Future Results and the Market Price of Our Stock." Readers are cautioned to not place undue reliance on these forward-looking statements, which reflect management's opinions only as of the date hereof. Foundry Networks, Inc., together with its consolidated subsidiaries (collectively *"we"* or *"us" or "Foundry"*), undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements. Readers should carefully review the risk factors described in this document and in other documents we file from time to time with the Securities and Exchange Commission, including our Quarterly Reports on Form 10-Q to be filed in fiscal year 2006. All public reports filed by us with the Securities and Exchange Commission (SEC) are available free of charge on our website at www.foundrynetworks.com or from the SEC at www.sec.gov as soon as practicable after we file such reports with the SEC.

Item 1. *Business*

Overview

Foundry Networks, Inc., a Delaware Corporation founded in 1996, designs, develops, manufactures, markets and sells solutions to meet the needs of high-performance network infrastructures for Layer 2-7 switching and routing and wired and wireless local area networks (LANs), metropolitan area networks (MANs), wide area networks (WANs), and the worldwide web. We sell a wide variety of stackable fixed configuration switches and modular platforms, referred to as chassis. Our product breadth allows us to offer end-to-end solutions within and throughout a customer's networking infrastructure, regardless of the geographically dispersed nature of the entire organization. Our products can be found from the wireless access points and wiring closets connecting the desktops together within an enterprise, to the mission critical LAN backbone and data center. We provide robust and high-performance routing solutions from the Internet core to the edge of Internet data centers and a customer's network of web and application servers. Our Layer 2 and Layer 3 switches provide the intelligence, speed and cost effectiveness required to support the increasing use of bandwidth-intensive and Internet-based applications. Our high-performance Internet traffic management systems with network intelligence capabilities allow enterprises and service providers to build highly available network infrastructures that efficiently direct the flow of traffic. Our Metro routers deliver the capabilities and performance needed to provide efficient and reliable routing services to Internet data centers around the world.

Our networking products have been deployed in key enterprise and High Performance Computing (HPC) markets that include automotive, energy, retail, healthcare, banking, trading, insurance, aerospace, government agencies, technology, motion pictures, video and animation, transportation, e-commerce, and universities. For enterprises, we provide a complete end-to-end solution with our FastIron®, SecureIron®, FastIron Edge®, FastIron Workgroup®, IronPoint™, BigIron®, ServerIron®, and EdgeIron™ product lines. Our enterprise portfolio of products, combined with our network management and security tools, meets the needs for wireless access, wiring closet, data center, WAN access and campus solutions. Our products support a wide array of interfaces such as wireless, 10/100 Ethernet, 1 Gigabit Ethernet (copper and fiber), 10 Gigabit Ethernet, Packet over SONET and ATM so that our customers can leverage their existing infrastructures. Our service provider markets include Metro service providers, Internet service providers, web hosting and Internet data centers, application service providers, and Internet exchanges. For service providers, we offer our high-performance BigIron switches, NetIron® Metro routers, and ServerIron web switches. Our switching and routing products can be managed with our IronView® Network Manager products. We sell our products through a direct sales force, resellers and OEM partners. By providing high levels of performance and intelligence capabilities at competitive price points, we provide comprehensive solutions to address the enterprise and service provider markets.

Market Trends and Business Drivers

The Ethernet switching and routing market appears to be poised for growth. According to the 2006 Ethernet Switch Five Year Forecast Report, published by an independent research firm, Dell'Oro, the Ethernet switch market is expected to grow steadily over the next five years. In addition, Dell'Oro has projected that 10-Gigabit Ethernet switch port shipments will represent the strongest growth segment of the Ethernet switch market. Although 10-Gigabit Ethernet port shipments are expected to grow in the coming years, revenues may grow at a slower rate due to pricing pressures from increased competition and rapid technological change.

Foundry Networks was an early leader in bringing 10-Gigabit Ethernet products to market. Working closely with the Institute of Electrical and Electronics Engineers standards body for 10-Gigabit Ethernet or 10-GbE (IEEE 802.3ae), we delivered what we believe to be the first Layer 3 10-Gigabit switch in 2001. By focusing on the more sophisticated features available at Layer 3 of the Open Systems Interconnect (OSI) model for data networking, we believe we delivered a higher performing 10-GbE solution than competitors who merely implemented Layer 2 switching. Since the introduction of our first 10-GbE switch product, we have continued to bring new 10-GbE products and solutions to market. Our roster of 10-GbE customers includes the banking, university, manufacturing and motion picture industries, and service providers across the globe. 10-GbE is the highest-speed Ethernet available today. 10-GbE offers the potential to unify and simplify networking on a global scale with all the benefits and cost efficiencies of Ethernet.

In addition to the need for high-performance, high-reliability, and high-availability networking solutions, today's enterprises and service providers are facing business drivers that place new demands on their networks. These drivers include:

- Convergence
- Mobility
- Security

Convergence — Although convergence primarily refers to using the same network for data, voice, and video, it also refers to the demands placed on networks that support mission-critical applications such as accounting, order fulfillment, and other business processes. As businesses seek to accommodate network user needs, adding bandwidth alone is not an adequate solution. Not only have the types of traffic proliferated, but different applications require different levels of network service. This need is addressed by application switching, also known as Layer 4-7 switching. Application switches extend their features and functions by examining data in Layers 4 through 7 of the OSI model. Not only does a Layer 4-7 switch provide benefits such as optimization of computing resources, it can also provide critical protection from external threats such as denial of service (DoS) attacks and address costly nuisances such as unwanted email solicitations, sometimes called "spam email." This business driver fuels demand for additional features and functions that networks can perform. Supplying these features and functions has the potential to be a significant differentiator in the market.

Mobility — Wireless networking has rapidly gained acceptance in the market place. Wireless networking provides many benefits, including coverage of areas that would be difficult to cable and simplification of changes when personnel move within an organization. On the horizon is the larger opportunity of mobility. Whereas wireless networking focused on lowering the total cost of ownership, mobility seeks to enhance return on investment. With advanced features and functions, mobility will enable businesses to achieve productivity gains by seamlessly extending productivity tools to multiple locations. This business driver fuels demand for integration in wired and wireless networking. A company that has considerable expertise in switch and routing has a competitive advantage over providers of wireless devices to the extent that it can offer a superior integrated solution.

Security — In today's business environment, perimeter defenses such as firewalls and intrusion detection are no longer adequate to address security needs. Security measures must now take into account internal threats, network admission control, anomaly detection (non-business-related network usage such as music file sharing), and compliance with policies and regulations. This business driver fuels demand for secure and highly reliable networking that can support additional security features and functions.

Strategy

Our objective is to be a leading provider of next-generation, high-performance network solutions. We intend to achieve this objective by providing a broad suite of the most cost-effective, highest-performing network switching products. Key elements of our strategy include:

Continue to Deliver Products that Meet the Needs of the High-End Switching Market. We intend to continue to broaden our high-end enterprise and service provider switch portfolio to meet customer needs for greater bandwidth, more flexible interfaces, advances in Internet networking protocols, convergence, mobility, and enhanced security. We intend to continue to offer value-added feature sets that provide for reliability, redundancy, ease of use and management of the network, yielding a higher return on investment with a lower total cost of ownership.

We have introduced products that implement solutions in five strategic areas, and we intend to continue to enhance our product portfolio in these areas:

- *10 Gigabit Ethernet* — Our 10-GbE solutions have achieved commercial success in the marketplace. Our 10-GbE customers include healthcare, government, research, university, and media organizations. As the boundaries of LANs, MANs and WANs continue to blur, companies will want to unify networks at a lower cost, with few management and operational requirements. 10-GigE addresses the key concerns facing businesses today — the continued need for additional bandwidth while building a reliable network. Foundry's new 10 Gigabit Ethernet offerings include the FastIron SuperX, the BigIron RX and the NetIron XMR product series. The FastIron SuperX modular switch began shipping in the first quarter and gained rapid acceptance as an edge aggregation switch for both the traditional enterprise and VoIP market segments. The BigIron RX modular switch began shipment in July 2005 and delivered strong growth as an enterprise core router, high performance computing core switch, and as a data center and infrastructure router for service providers. The NetIron XMR series was delivered for beta testing by service provider customers in the fourth quarter of 2005. The introduction of these products fills out Foundry's strategy of offering high performance Layer 2/3 10 Gigabit Ethernet capable switches from the enterprise edge to the Internet core.

- *Mobility* — Our wireless product offerings, the IronPoint 200 and IronWare-IP operating system for FastIron Edge switches, deliver strong security, mobility, enhanced user policies, centralized management, ease of use, and integration with our wired networks. The IronPoint 200 wireless access point offers enterprises flexibility with optimal controls for increased productivity and secure deployments. Effective and efficient management of networking resources is key to cost containment and reliability. In response, we developed an IronPoint edition of the IronView Network Manager system to provide centralized wireless access point management. Our high-performance FastIron Edge Layer 2/3 switches are wireless LAN capable. We intend to further develop and support new wireless networking products.

- *Voice-over-IP (VoIP)* — An increasing number of enterprises are migrating to converged environments in which voice, video, and data are carried by the same network to take advantage of valuable business benefits such as reduced costs and increased productivity. A converged network needs a network foundation that provides superior performance, high availability and secure, guaranteed voice quality. We deliver high-performance networking products in our FastIron Layer 2/3 enterprise switches and the tools necessary to configure and optimize a converged environment with our IronView Network Manager system. Our adherence to industry and international standards has been validated by our customers who have successfully used a wide variety of IP phones from industry best-of-breed providers such as Avaya Inc., Cisco Systems, Inc., Mitel Networks Corp., Nortel Networks, Shoretel Inc., and Siemens AG. In 2005, we delivered the new chassis-based FastIron SuperX and the stackable FastIron Edge switch, each with support for both legacy and industry standard 802.3af power over Ethernet, automated Quality of Service (QoS), redundant & hot swappable power supplies, wireless mobility, and a range of VoIP security features. These provide customers the technology needed to power new devices such as IP phones, optimize network performance, and manage network resources. We intend to further develop and expand our networking and management offerings for converged environments so that customers will have more options for efficiencies and productivity.

- *Security* — As networking has become an essential part of nearly all businesses, agencies, and organizations, security has become an integral part of designing and deploying today's networks and data centers. Organizations increasingly rely on IP networks to deliver applications that are critical to business productivity and profits. Securing this infrastructure against debilitating attacks from malicious users is necessary to ensure sustained business operations. Mobility, convergence, and Web-centric applications are rendering centralized security models ineffective. Today, organizations require distributed, network-wide, security architectures to protect against threats from outside the network and to minimize vulnerabilities inside the network. Furthermore, the line between Internet and intranet is fading fast as users become more mobile and less identifiable. In such an open infrastructure, the threats are not concentrated at a single entry point at the network perimeter, but are network wide. Attacks are also becoming more sophisticated and exploiting application-level vulnerabilities to cripple critical IP services.

  The foundation for our security model is our reliable, robust, high-performance security architecture. Our architecture is based on our layered IronShield™ Security Model, with advanced device, network, and service protection features. In the near-term, we intend to deliver an extension to the IronShield security reference model that addresses new high-profile security services. Our IronShield security provides network security for our Layer 2-7 switches, routers, and intelligent traffic management devices. We intend to continue our investment in security and best practices, and remain committed to a strategy of standard-based implementations and product offerings so that our customers will benefit from ease of use and interoperability.

  In 2005, Foundry introduced the SecureIron™ product family. SecureIron traffic managers deliver high-performance Layer 2 through 7 switching and security, enabling organizations to achieve a highly secure and scalable network and application infrastructure. These security traffic managers are designed to protect against network- and application-layer threats network wide, at the network perimeter, inside the data center, and within the enterprise LAN. The SecureIron traffic managers are built for inline network-wide deployment to provide perimeter-like security enforcement inside the LAN against threats within the enterprise network.

- *Internet Protocol version 6 (IPv6)* — Although interest in and adoption of IPv6 is gaining momentum in international markets, we believe the widespread adoption of IPv6 in the U.S. commercial sector is likely to take several years. However, the U.S. federal government has made IPv6 a requirement for its installations. We deliver products that meet the requirements of IPv6 using a phased approach. In 2005, we delivered new IPv6 interface modules for the BigIron RX Series, NetIron IMR and NetIron XMR family. We intend to further develop and deliver IPv6 solutions.

Continue to Expand our Metro Router Capabilities to Address this Market and Deliver a New Level of Price/ Performance. We remain committed to the service provider and metro provider markets while growing our enterprise business. As these markets regain momentum and growth, we are positioned to provide state-of-the-art solutions. We have product offerings and planned enhancements for Multi-Protocol Label Switching, Virtual Private LAN Services (VPLS), traffic engineering (TE) and multiplexing of different services over Virtual LAN (VLAN). Our superior wire-speed bandwidth and port density accommodate the most demanding metro area networks with room for growth.

Continue to Leverage our Product Capabilities to Address Emerging Markets. Our strategy is to position ourselves to benefit from acceptance of Gigabit Ethernet in such environments as metropolitan area networking (MAN), Gigabit Ethernet storage area networking (SAN), VoIP, and content distribution networks. As noted above, the key advantages of 1 and 10 Gigabit Ethernet, such as price, simplicity and ease of use, will allow this technology to migrate into many new adjacent markets over time. We work with select partners when additional non-networking hardware or software is needed for solutions such as VoIP and SAN. This permits us to remain focused on network infrastructure and provide complete solutions to our customers. We also intend to explore additional product offerings in adjacent technologies that would benefit our installed customer base by providing ease of management, cost efficiencies, or productivity gains.

Continue to Deliver High-Performance Internet Traffic Management Systems. We believe demand for Internet traffic management intelligence capabilities will be a very important growth area for web-based businesses and Internet service providers and an area of increasing importance to traditional enterprise networks. We intend to continue improving the performance and functionality of our Internet traffic management products. Designed to provide the highest level of performance and network intelligence capabilities, our products are designed to enable web-based businesses and Internet service providers to rapidly deliver new revenue-generating applications and services to customers, while providing a high degree of service reliability.

Expand Global Sales Organization. We intend to continue the global expansion of our sales organization utilizing a direct sales organization in the United States and abroad, strategic channel partners outside the United States and select original equipment manufacturers. We intend to increase our worldwide sales force and establish additional channel partner relationships to build a greater worldwide sales presence.

Deliver World Class Service and Support. We intend to expand our service and support infrastructure to meet the needs of our growing customer base. Our goal is to minimize our customers' network downtime by offering a wide range of service and support programs to meet individual customer needs, including prompt on-site hardware repair and replacement, 24-hour, seven days-a-week web and telephone support, parts depots in strategic global locations, implementation support, pre-sales service, system software and network management software updates, and technical documentation updates.

Sales and Marketing

Our sales strategy includes domestic and international field sales organizations, domestic and international resellers, OEM relationships, and marketing programs.

Domestic field sales. Our domestic field sales organization establishes and maintains direct relationships with key accounts and strategic customers. To a lesser extent, our field organization works with resellers to assist in communicating product benefits to end-user customers and proposing networking solutions. As of December 31, 2005, our domestic sales organization consisted of 206 sales representatives and systems engineers.

Domestic resellers. Our domestic resellers include regional networking system resellers and vertical resellers who focus on specific markets, such as small Internet service providers. We provide sales and marketing assistance and training to our resellers, who in turn provide first level support to end-user customers. We intend to leverage our relationship with key resellers to penetrate select vertical markets.

International sales. Product fulfillment and first level support for our international customers are provided by resellers and integrators. Please see "Risk Factors — Our operations in international markets involve inherent risks that we may not be able to control. As a result, our business may be harmed if we are unable to successfully address these risks." As of December 31, 2005, our international field organization consisted of 91 sales representatives and system engineers who conduct sales, marketing, and support activities. Our international sales organization establishes and maintains direct relationships with resellers, integrators, and end-users. Our export product sales represented 39% of net product revenue in 2005 and 38% in 2004. Information on net product sales to customers attributable to our geographic regions is included in Note 2 of Notes to Consolidated Financial Statements.

OEM/Co-Branding. We have an OEM/co-branding relationship with Hewlett-Packard Company (HP). HP markets and sells our products on a private label basis through their worldwide sales forces. Our agreement with HP provides that they may postpone, cancel, increase or decrease any order prior to shipment without penalty.

Marketing programs. We have numerous marketing programs designed to inform existing and potential customers, the press, industry standard analyst groups, resellers and OEMs, about the capabilities and benefits of us and our products. Our marketing efforts also support the sale and distribution of our products through our field organizations and channels. These efforts include advertising, public relations, participation in industry trade shows and conferences, public seminars and Webcasts, participation in independent third-party product tests, presentations, and maintenance of our web site.

Customer Service and Support

Our service and support organization maintains and supports products sold by our field organization to end-users. We provide 24-hour assistance, including telephone, Internet, and worldwide web support. Our customer service offerings also include parts depots in strategic locations globally, implementation support, and pre-sales service. Our resellers and OEMs are responsible for installation, maintenance, and support services to their customers.

We provide all customers with our standard one or five year hardware and 90-day software warranty. Our standalone switches in the FastIron Edge, FastIron Workgroup, and EdgeIron product lines have a five-year hardware warranty. We also have four levels of customer service offerings to meet specific support needs. Our Titanium service program provides the most comprehensive support and includes advance hardware replacement within four hours delivered by a trained technician for on-site support. Our Gold service program is targeted towards customers who have trained internal resources to maintain their network 24x7. Our Gold program is designed to provide all the tools needed by these trained resources to maximize the uptime of their network. Our Silver service program is tailored for customers who typically purchase spares inventory as part of their overall contingency plan. Our Bronze service program is targeted towards budget conscious customers who are looking for basic telephone and web-based support and run a 9 to 5 operation.

We have regional Centers-of-Excellence in Santa Clara and Irvine, California, Boston, Massachusetts, New York City, New York, Chicago, Illinois, Denver, Colorado, and Herndon, Virginia. We also have Centers-of-Excellence in London, Hong Kong, Toronto and Tokyo. These Centers-of-Excellence include executive briefing centers and serve as major customer demonstration centers, regional technical support centers, and equipment depot centers. The Centers-of-Excellence are fully equipped to demonstrate our product lines. They also support interoperability testing, provide hands-on training for customers, and showcase our end-to-end LAN, MAN and WAN solutions.

Significant Customers

Sales to our ten largest customers accounted for 30% and 37% of net product revenue for 2005 and 2004, respectively. The loss of continued orders from any of our more significant customers, such as the U.S. government or individual agencies within the U.S. government, Mitsui, or Hewlett Packard, could cause our revenue and profitability to suffer. Sales to U.S. government agencies accounted for approximately 19%, 27%, and 31% of our total revenue in 2005, 2004, and 2003, respectively. Please see "Risk Factors — Although our customer base has increased, we still depend on large, recurring purchases from certain significant customers, and a loss, cancellation or delay in purchases by these customers could negatively affect our revenue" and "— The United States government is a significant customer and has been one key to our financial success. However, government demand is unpredictable and there is no guarantee of future contract awards."

For the years ended December 31, 2005 and 2004, no customers accounted for 10% or more of our net product revenue. For the year ended December 31, 2003, two customers accounted for greater than 10% of our net product revenue. A reseller in Japan accounted for 14% and a U.S. government integrator represented 12% of our net product revenue.

Manufacturing

We operate under a modified "turn-key" process, utilizing strategic manufacturing partners that are ISO 9000 certified and have global manufacturing capabilities. All designs, documentation, selection of approved suppliers, quality control, and configuration are performed at our facilities. Our manufacturing operations consist of quality assurance for subassemblies and final assembly and test. Our manufacturing process also includes the configuration of products in unique combinations to meet a wide variety of individual customer requirements. We use automated testing equipment and "burn-in" procedures, as well as comprehensive inspection and testing, to ensure the quality and reliability of our products. Our approach to manufacturing provides the flexibility of outsourcing while maintaining quality control of products delivered to customers. Because quality is a priority in our operations, we have a quality council consisting of interdepartmental leaders that meet weekly to monitor quality and to drive continuous improvement. The results of our enhancements are measured by several metrics, including the number of events reported to customer support in relation to systems shipped.

We currently have four manufacturing partners. Celestica, Inc., located in San Jose, California, Flash Electronics, Inc., in Fremont, California and Shanghai, China, and Proworks Inc, located in San Jose, California, assemble and test printed circuit boards. Sanmina-SCI Corp., located in San Jose, assembles and tests printed circuit boards and our backplane products. Celestica, Inc., Sanmina-SCI Corp., and Flash Electronics, Inc. have global manufacturing facilities providing back-up capability and local content for foreign sales if required. We perform all prototype and pre-production procurement and component qualification with support from our manufacturing partners. Our agreements with our contract manufacturers allow them to procure long lead-time component inventory on our behalf based on a rolling production forecast provided by us. We may be contractually obligated to purchase long lead-time component inventory procured by our contract manufacturers in accordance with our forecasts although we can generally give notice of order cancellation at least 90 days prior to the delivery date. We also have third-party OEMs, such as Accton Technology Corp., who manufacture some Foundry-branded products that we purchase and resell under the Foundry brand.

We design ASICs, printed circuit boards and sheet metal, and work closely with semiconductor partners on future component selection and design support. All materials used in our products are subject to a full qualification cycle and controlled by use of an "approved vendor listing" that must be followed by our sources. We perform extensive testing of all of our products, including in-circuit testing of all printed circuit board assemblies, full functional testing, elevated temperature burn-in and power cycling at maximum and minimum configuration levels. Please see "Risk Factors — Our reliance on third-party manufacturing vendors to manufacture our products may cause a delay in our ability to fill orders" for a review of certain risks associated with our manufacturing operations.

We currently purchase components from several sources, including certain integrated circuits, power supplies and long-range optics, which we believe are available from other suppliers. We also purchase components from third-party vendors such as Marvell Semiconductor Inc. and Dune Semiconductor Ltd, which incorporate their proprietary technology which may not be available from other suppliers. Our proprietary ASICs, which provide key functionality in our products, are fabricated in foundries operated by, or subcontracted by, Texas Instruments Inc., Fujitsu Ltd., and Broadcom Corp. An alternative supply for these ASICs could require an extensive development period. Please see "Risk Factors — We purchase several key components for our products from sole sources; if these components are not available, our revenue may be harmed."

Research and Development

Our future success depends on our ability to enhance existing products and develop new products that incorporate the latest technological developments. We work with customers and prospects, as well as partners and industry research organizations, to identify and implement new solutions that meet the current and future needs of businesses. Whenever possible, our products are based on industry standards to ensure interoperability. We intend to continue to support emerging industry standards integral to our product strategy.

Our research and development operations involve development activities that utilize both custom and commercial silicon, which enables us to quickly bring new products and features to market. We continue to develop new switching solutions that provide new levels of performance, scalability, and functionality. We had 204 engineers at the end of 2005, compared to 197 engineers at the end of 2004. Our research and development expenses were $51.3 million in 2005, $43.9 million in 2004, and $40.5 million in 2003, or 13%, 11%, and 10% of net revenue in 2005, 2004, and 2003, respectively.

Competition

We believe the key competitive factors that affect our markets are technical expertise, pricing, new product innovation, product features, service and support, brand awareness, and distribution. We intend to remain competitive through ongoing investment in research and development efforts to enhance existing products and introduce new products. We will seek to expand our market presence through aggressive marketing and sales efforts. However, our market continues to evolve and we may not be able to compete successfully against current and future competitors.

The market in which we operate is highly competitive. Cisco Systems, Inc. (Cisco) maintains a dominant position in our market and several of its products compete directly with ours. Cisco's substantial resources and market dominance have enabled it to reduce prices on its products within a short period of time following introduction, which reduces the profitability of its competitors. Purchasers of networking solutions may choose Cisco's products because of its longer operating history, broader product line, and strong reputation in the networking market. In addition, Cisco may have developed or could in the future develop new technologies that directly compete with our products or render our products obsolete. We believe our technology and the purpose-built features of our products make them unique and allow us to compete effectively against Cisco and other competitors. Although we believe that we are currently among the top providers of networking solutions, there can be no assurance that we will be able to compete successfully against Cisco, currently the market leader in network infrastructure solutions.

In addition to Cisco, we compete against Extreme Networks, Inc., Juniper Networks, Inc., F5 Networks, Inc., Nortel Networks Ltd., Enterasys Networks Inc., 3Com Corp., Huawei Technologies Co., Ltd., Force 10 Networks Inc., and Alcatel, among others. Some of our current and potential competitors have longer operating histories and substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger installed customer bases than we do. Furthermore, companies that do not offer a directly competitive product to our products could develop new products or enter into agreements with other networking companies to provide a product that competes with our products or provides a more complete solution than we can offer. Additionally, we may face competition from unknown companies and emerging technologies that may offer new LAN, MAN, and WAN solutions. As a result, we anticipate that we will have to continue to adjust prices on many of our products to stay competitive. Please see "Risk Factors — Intense competition in the market for network solutions could prevent us from maintaining or increasing revenue and sustaining profitability" and "— Our gross margins may decline over time and the average selling prices of our products may decrease as a result of competitive pressures and other factors."

Seasonality

General economic conditions have an effect on our business and financial results. From time to time, the markets in which we sell our products experience weak economic conditions that may negatively affect sales. We experience some seasonal trends in the sale of our products. For example, sales to the U.S. government are typically stronger in the third calendar quarter and sales to European customers tend to be weaker in the summer months.

Backlog

Our backlog generally represents orders for which a purchase order has been received for product to be shipped within 90 days to customers with approved credit status. Purchase orders often include service contracts which are also part of our backlog. Orders are subject to cancellation, rescheduling or product specification changes by the customers. Although we believe that our backlog is firm, orders may be cancelled by the customer without penalty. In addition, actual shipments depend on the manufacturing capacity of our suppliers and the availability of products from such suppliers. For these reasons, we believe our backlog at any given date is not a reliable indicator of our ability to achieve any particular level of revenue or financial performance.

Intellectual Property

Our success and ability to compete are heavily dependent on our internally developed technology and know-how. Our proprietary technology includes our ASICs and FPGAs, as well as our IronCore, JetCore, and Terathon hardware architecture, our IronWare software, our IronView network management software, and certain system and mechanical designs. Different variations and combinations of these proprietary technologies are implemented across our product offerings. We rely on a combination of patent, copyright, trademark, and trade secret laws, as well as contractual restrictions on disclosure, to protect our intellectual property rights in these proprietary technologies.

We provide software to customers under license agreements included in the packaged software. These agreements are not negotiated with or signed by the licensee, and thus may not be enforceable in some jurisdictions.

Despite our efforts to protect our proprietary rights through confidentiality and license agreements, unauthorized parties may attempt to copy, imitate, or otherwise obtain and use our products or technology. These precautions may not prevent misappropriation or infringement of our intellectual property. Monitoring unauthorized use of our products is difficult and the steps we have taken may not prevent misappropriation of our technology, particularly in some foreign countries in which the laws may not protect our proprietary rights as fully as in the United States.

The networking industry's products are characterized by the need to conform with interoperability standards which may be subject to patent claims. A number of companies in related industries with significant patent portfolios have attempted to extract licensing revenue and our industry has been the subject of frequent infringement claims, and related litigation regarding patent and other intellectual property rights. In addition, many companies in the networking market have patent portfolios. As a result of the existence of a large number of patents and rapid rate of issuance of new patents in the networking industry, it is practically impossible for a company to determine in advance whether a product or any of its components may infringe intellectual property rights that may be claimed by others. See Item 3 "Legal Proceedings" below for pending litigation related to intellectual property matters and "Risk Factors — We may be subject to litigation risks and intellectual property infringement claims that are costly to defend and could limit our ability to use certain technologies in the future. Additionally, we may be found to infringe on intellectual property rights of others."

Employees

As of December 31, 2005, we had 719 employees, consisting of 370 in sales, customer service and marketing, 204 in engineering, 78 in manufacturing, and 67 in general and administrative. None of our employees is represented by a labor union, with the exception of several foreign employees who are required by local country employment laws to have labor union representation. We have never experienced a work stoppage and believe our employee relations are good. Competition for technical personnel in the networking industry continues to be significant. We believe that our success depends in part on our ability to hire, assimilate, and retain qualified personnel.

Item 1A. *Risk Factors*

Intense competition in the market for networking solutions could prevent us from maintaining or increasing revenue and sustaining profitability.

The market for networking solutions is intensely competitive. In particular, Cisco Systems, Inc. maintains a dominant position in this market and several of its products compete directly with our products. Cisco's substantial resources and market dominance have enabled it to reduce prices on its products within a short period of time following the introduction of these products, which typically causes its competitors to reduce prices and, therefore, the margins and the overall profitability of its competitors. Purchasers of networking solutions may choose Cisco's products because of its longer operating history, broader product line and strong reputation in the networking market. In addition, Cisco may have developed, or could in the future develop, new technologies that directly compete with our products or render our products obsolete. Although we are currently among the top providers of network infrastructure solutions, we cannot provide assurance that we will be able to compete successfully against Cisco, currently the leading provider in the networking market.

We also compete with other companies, such as Extreme Networks, Juniper Networks, F5 Networks, Inc., Nortel Networks, Enterasys Networks, 3Com, Huawei Technologies, Force 10 Networks, and Alcatel. Some of our current and potential competitors have greater market leverage, longer operating histories, greater financial, technical, sales, marketing and other resources, more name recognition and larger installed customer bases. Additionally, we may face competition from unknown companies and emerging technologies that may offer new LAN, MAN and LAN/WAN solutions. Furthermore, a number of these competitors may merge or form strategic relationships that would enable them to apply greater resources and sales coverage than we can, and to offer, or bring to market earlier, products that are superior to ours in terms of features, quality, pricing or a combination of these and other factors.

In order to remain competitive, we must, among other things, invest significant resources in developing new products with superior performance at lower prices than our competitors, enhance our current products and maintain customer satisfaction. In addition, we must make certain our sales and marketing capabilities allow us to compete effectively against our competitors. If we fail to do so, our products may not compete favorably with those of our competitors and our revenue and profitability could suffer.

We must continue to introduce new products with superior performance and features in a timely manner in order to sustain and increase our revenue, and if we fail to predict and respond to emerging technological trends and customers' changing needs, our operating results may suffer.

The networking industry is characterized by rapid technological change, frequent new product introductions, changes in customer requirements, and evolving industry standards. Therefore, in order to remain competitive, we must introduce new products in a timely manner that offer substantially greater performance and support a greater number of users per device, all at lower price points. Even if these objectives are accomplished, new products may not be successful in the marketplace, or may take more time than anticipated to start generating meaningful revenue. The process of developing new technology is complex and uncertain, and if we fail to develop or obtain important intellectual property and accurately predict customers' changing needs and emerging technological trends, our business could be harmed. We must commit significant resources to develop new products before knowing whether our investments will eventually result in products the market will accept. After a product is developed, we must be able to forecast sales volumes and quickly manufacture a sufficient volume of products and mix of configurations that meet customer requirements, all at low costs.

The current life cycle of our products is typically 18 to 24 months. The introduction of new products or product enhancements may shorten the life cycle of our existing products or replace sales of some of our current products, thereby offsetting the benefit of even a successful product introduction, and may cause customers to defer purchasing our existing products in anticipation of the new products. This could harm our operating results by decreasing sales, increasing our inventory levels of older products and exposing us to greater risk of product obsolescence. In addition, we have experienced, and may in the future experience, delays in developing and releasing new products and product enhancements and in achieving volume manufacturing for such new products. This has led to, and may in the future lead to, delayed sales, increased expenses and lower quarterly revenue than anticipated. During the development of our products, we have also experienced delays in the prototyping of our ASICs, which in turn has led to delays in product introductions.

Although our customer base has increased, we still depend on large, recurring purchases from certain significant customers, and a loss, cancellation or delay in purchases by these customers could negatively affect our revenue.

Sales to our ten largest customers accounted for 30% and 37% of net product revenue for 2005 and 2004, respectively. The loss of continued orders from any of our more significant customers, such as the U.S. government or individual agencies within the U.S. government, Mitsui, or Hewlett Packard, could cause our revenue and profitability to suffer. Our ability to attract new customers will depend on a variety of factors, including the cost-effectiveness, reliability, scalability, breadth and depth of our products.

Although our financial performance may depend on large, recurring orders from certain customers and resellers, we do not generally have binding commitments from them. For example:

- our reseller agreements generally do not require minimum purchases;
- our customers can stop purchasing and our resellers can stop marketing our products at any time; and
- our reseller agreements generally are not exclusive and are for one-year terms, with no obligation of the resellers to renew the agreements.

Because our expenses are based on our revenue forecasts, a substantial reduction or delay in sales of our products to, or unexpected returns from, customers and resellers, or the loss of any significant customer or reseller, could harm our business. Although our largest customers may vary from period to period, we anticipate that our operating results for any given period will continue to depend on large orders from a small number of customers. In addition, a change in the mix of our customers, or a change in the mix of direct and indirect sales, could adversely affect our revenue and gross margins.

The United States government is a significant customer and has been one key to our financial success. However, government demand is unpredictable and there is no guarantee of future contract awards.

As part of the changing economic environment, the United States government has become an important customer for the networking industry, and for us in particular, representing approximately 19%, 27%, and 31% of our total revenue for 2005, 2004, and 2003, respectively. The process of becoming a qualified government vendor, especially for high-security projects, takes considerable time and effort, and the timing of contract awards and deployment of our products are hard to predict. Typically, six to twelve months may elapse between the initial evaluation of our systems by governmental agencies and the execution of a contract. The revenue stream from these contracts is hard to predict and may be materially uneven between quarters. Government agency contracts are frequently awarded only after formal competitive bidding processes, which are often protracted and may contain provisions that permit cancellation in the event funds are unavailable to the government agency. Even if we are awarded contracts, substantial delays or cancellations of purchases could result from protests initiated by losing bidders. In addition, government agencies are subject to budgetary processes and expenditure constraints that could lead to delays or decreased capital expenditures in certain areas. If we fail to win significant government contract awards, if the government or individual agencies within the government terminate or reduce the scope and value of our existing contracts, or if the government fails to reduce the budget deficit, our financial results may be harmed. Additionally, government orders may be subject to priority requirements that may affect scheduled shipments to our other customers.

We may be subject to litigation risks and intellectual property infringement claims that are costly to defend and could limit our ability to use certain technologies in the future. Additionally, we may be found to infringe on intellectual property rights of others.

The networking industry is subject to claims and related litigation regarding patent and other intellectual property rights. Some companies claim extensive patent portfolios that may apply to the network industry. As a result of the existence of a large number of patents and the rate of issuance of new patents in the networking industry, it is practically impossible for a company to determine in advance whether a product or any of its components may infringe upon intellectual property rights that may be claimed by others. From time to time third parties have asserted patent, copyright and trademark rights to technologies and standards that are important to us. Third parties may in the future assert claims or initiate litigation against us or our manufacturers, suppliers or customers alleging infringement of their intellectual property rights with respect to our existing or future products. We are committed to vigorously defending ourselves against such claims. Regardless of the merits of our position, we have in the past and may in the future incur substantial expenses in defending against third party claims. In the event of a determination adverse to us, we could incur substantial monetary liability and be required to change our business practices. Either of these could have a material adverse effect on our financial position, results of operations, or cash flows.

A number of companies have developed a licensing program in an attempt to realize revenue from their patent portfolios. Some of these companies have contacted us regarding a license. We carefully review all license requests, but are unwilling to license technology not required for our product portfolio. However, any asserted license demand can require considerable effort and expense to review and respond. Moreover, a refusal by us to a license request could result in threats of litigation or actual litigation, which, if or when initiated, could harm our business.

We are a party to lawsuits in the normal course of our business. Litigation in general, and intellectual property and securities litigation in particular, can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. We believe that we have defenses in the lawsuits pending against us as indicated in Note 3, "Commitments and Contingencies — Litigation," to Condensed Consolidated Financial Statements, and we are vigorously contesting these allegations. Responding to the allegations has been, and probably will continue to be, expensive and time-consuming for us. An unfavorable resolution of the lawsuits could adversely affect our business, results of operations, or financial condition.

If we fail to protect our intellectual property, our business and ability to compete could suffer.

Our success and ability to compete are substantially dependent on our internally developed technology and know-how. Our proprietary technology includes our ASICs, our IronCore, JetCore, and Terathon hardware architecture, our IronWare software, our IronView network management software, and certain mechanical designs. We rely on a combination of patent, copyright, trademark and trade secret laws and contractual restrictions on disclosure to protect our intellectual property rights in these proprietary technologies. Although we have patent applications pending, there can be no assurance that patents will be issued from pending applications, or that claims allowed on any future patents will be sufficiently broad to protect our technology.

We provide software to customers under license agreements included in the packaged software. These agreements are not negotiated with or signed by the licensee, and thus may not be enforceable in some jurisdictions. Despite our efforts to protect our proprietary rights through confidentiality and license agreements, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. These precautions may not prevent misappropriation or infringement of our intellectual property. Monitoring unauthorized use of our products is difficult and the steps we have taken may not prevent misappropriation of our technology, particularly in some foreign countries in which the laws may not protect our proprietary rights as fully as in the United States.

Our ability to increase our revenue depends on expanding our direct sales operations and reseller distribution channels and providing excellent customer support.

If we are unable to effectively develop and retain our sales and support staff, or establish and cultivate relationships with our indirect distribution channels, our ability to grow and increase our revenue could be harmed. Additionally, if our resellers and system integrators are not successful in their sales efforts, sales of our products may decrease and our operating results could suffer. Some of our resellers also sell products that compete with our products. Resellers and system integrators typically sell directly to end-users and often provide system installation, technical support, professional services, and other support services in addition to network equipment sales. System integrators also typically integrate our products into an overall solution, and a number of resellers and service providers are also system integrators. As a result, we cannot assure that our resellers will market our products effectively or continue to devote the resources necessary to provide us with adequate sales, marketing and technical support. Additionally, if we do not manage distribution of our products and services effectively, or if our resellers' financial conditions or operations weaken, our revenue and gross margins could be adversely affected.

In an effort to gain market share and support our customers, we may need to expand our direct sales operations and customer service staff to support new and existing customers. The timing and extent of any such expansion are uncertain. We currently outsource our technical support to a third-party provider in Australia to support our customers on that continent. In the future, we may utilize third-party contractors in other regions of the world as part of our expansion effort. Expansion of our direct sales operations, reseller channels, and customer service operations may not be successfully implemented, and the cost of any expansion may exceed the revenue generated.

Our reported results of operations will be materially and adversely affected by our adoption of SFAS 123R.

SFAS 123R, which became effective for us on January 1, 2006, will result in our recognition of substantial compensation expense relating to our employee stock options and employee stock purchase plans. In 2005 and prior periods, we used the intrinsic value method to measure compensation expense for stock-based awards to our employees. Under the new accounting standard, we are required to adopt a fair value-based method for measuring the compensation expense related to employee stock awards, which we expect will lead to substantial additional compensation expense and will have a material adverse effect on our reported results of operations. The balance of unearned stock-based compensation, on a pre-tax basis, to be expensed in the period 2006 through 2009 related to share-based awards unvested at December 31, 2005, as previously calculated under the disclosure-only requirements of SFAS 123, is approximately $51.0 million. To the extent that we grant restricted stock and additional stock options to employees and directors, stock-based compensation expense will be increased by the additional unearned compensation resulting from those additional grants. In addition, our tax rate may fluctuate significantly between periods based on the extent of employee gains recognized on stock option exercises. Note 2 to Consolidated Financial Statements in this Form 10-K provides our pro forma net income and earnings per share as if we had used a fair value-based method similar to the methods required under SFAS 123R to measure the compensation expense for employee stock awards during the periods presented. The adoption of SFAS 123R may adversely affect our stock price and management may decide to limit the use of stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees.

Because our financial results are difficult to predict and may fluctuate significantly, we may not meet quarterly financial expectations, which could cause our stock price to decline.

Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Our ability to increase revenue in the future is dependent on increased demand for our products and our ability to ship larger volumes of our products in response to such demand, as well as our ability to develop or acquire new products and subsequently achieve customer acceptance of newly introduced products. Delays in generating or recognizing revenue could cause our quarterly operating results to be below the expectations of public market analysts or investors, which could cause the price of our common stock to fall. We continue our practice of not providing guidance. In the future, we may begin to provide guidance again, but could again discontinue the practice if we believe the business outlook is too uncertain to predict. Any such decision could cause our stock price to decline.

We may experience a delay in generating or recognizing revenue for a number of reasons. Unfulfilled orders at the beginning of each quarter are typically substantially less than our expected revenue for that quarter. Therefore, we depend on obtaining orders in a quarter for shipment in that quarter to achieve our revenue objectives. In addition, our reseller agreements typically allow the reseller to delay scheduled delivery dates without penalty. Moreover, demand for our products may fluctuate as a result of seasonality. For example, sales to the U.S. government are typically stronger in the third calendar quarter and demand from European customers is generally weaker in the summer months.

Orders are generally cancelable at any time prior to shipment. Reasons for cancellation could include our inability to deliver products within the customer's specified timeframe due to component shortages or high priority government orders that take precedence to commercial enterprise orders, as well as other reasons.

Our revenue for a particular period may also be difficult to predict and may be adversely affected if we experience a non-linear (back-end loaded) sales pattern during the period. We typically experience significantly higher levels of sales towards the end of a period as a result of customers submitting their orders late in the period or as a result of manufacturing issues or component shortages which may delay shipments. Such non-linearity in shipments can increase costs, as irregular shipment patterns result in periods of underutilized capacity and additional costs associated with higher inventory levels, inventory planning and management. Furthermore, orders received towards the end of the period may not ship within the period due to our manufacturing lead times.

In addition, we may incur increased costs and expenses related to sales and marketing, including expansion of our direct sales operations and distribution channels, product marketing, customer support, expansion of our corporate infrastructure, legal matters, and facilities expansion. We base our operating expenses on anticipated revenue levels, and a high percentage of our expenses are fixed in the short-term. As a result, any significant shortfall in revenue relative to our expectations could cause a significant decline in our quarterly operating results.

Because of the uncertain nature of the economic environment and rapidly changing market we serve, period-to-period comparisons of operating results may not be meaningful. In addition, you may not be able to rely on prior results for any period as an indication of future performance. In the future, our revenue may remain the same, decrease or increase, and we may not be able to sustain or increase profitability on a quarterly or annual basis. As a consequence, operating results for a particular quarter are extremely difficult to predict.

Weak economic and market conditions or geopolitical turmoil may adversely affect our revenue, gross margins and expenses.

Our quarterly revenue and operating results may fluctuate due to the effects of general economic conditions in the United States and globally, and, in particular, market conditions in the communications and networking industries. Additionally, current political turmoil in many parts of the world, including terrorist and military actions, may weaken the global economy. If economic conditions in the United States and globally do not improve, or if they worsen, we may experience material negative effects on our business, operating results and financial condition.

There can be no assurance that we will be able to improve or even maintain our financial results or that economic and market conditions will continue to improve and will not deteriorate.

Our gross margins and average selling prices of our products have decreased in the past and may continue to decrease as a result of competitive pressures and other factors.

Our industry has experienced erosion of average product selling prices due to a number of factors, particularly competitive and macroeconomic pressures and rapid technological change. The average selling prices of our products have decreased in the past and may continue to decrease in response to competitive pressures, increased sales discounts, new product introductions by our competitors or other factors. Both we and our competitors occasionally lower sales prices in order to gain market share or create more demand. Furthermore, as a result of the cautious capital spending in the technology sector, coupled with more broad macro-economic factors, both we and our competitors may pursue more aggressive pricing strategies in an effort to maintain sales levels. Such intense pricing competition could cause our gross margins to decline and may adversely affect our business, operating results or financial condition.

Our gross margins may be adversely affected if we are unable to reduce manufacturing costs and effectively manage our inventory levels. Although management continues to closely monitor inventory levels, declines in demand for our products could result in additional provisions for excess and obsolete inventory. Additionally, our gross margins may be negatively affected by fluctuations in manufacturing volumes, component costs, the mix of product configurations sold and the mix of distribution channels through which our products are sold. For example, we generally realize higher gross margins on direct sales to an end user than on sales through resellers or to our OEMs. As a result, any significant shift in revenue through resellers or to our OEMs could harm our gross margins. If product or related warranty costs associated with our products are greater than we have experienced, our gross margins may also be adversely affected.

We need additional qualified personnel to maintain and expand our business. If we are unable to promptly attract and retain qualified personnel, our business may be harmed.

We believe our future success will depend in large part on our ability to identify, attract and retain highly-skilled managerial, engineering, sales and marketing, finance and manufacturing personnel. Competition for these personnel can be intense, especially in the San Francisco Bay Area, and we may experience some difficulty hiring employees in the timeframe we desire, particularly engineering and sales personnel. Volatility or lack of positive performance in our stock price may also adversely affect our ability to retain key employees, all of whom have been granted stock options. In order to improve productivity, we have historically used stock options to motivate and retain our employees. The decision by the accounting standard setting body regarding the accounting treatment of stock options as compensation expense could limit our ability to continue to use stock options as an incentive and retention tool. We may not succeed in identifying, attracting and retaining personnel. The loss of the services of any of our key personnel, the inability to identify, attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly engineers and sales personnel, could make it difficult for us to manage our business and meet key objectives, such as timely product introductions.

Our success also depends to a significant degree on the continued contributions of our key management, engineering, sales and marketing, finance and manufacturing personnel, many of whom would be difficult to replace. In particular, we believe that our future success may depend on Bobby R. Johnson, Jr., President, Chief Executive Officer and Chairman of the Board. We do not have employment contracts or key person life insurance for any of our personnel.

In addition, our 1996 Stock Plan expires in 2006. We intend to solicit the approval of our stockholders for the adoption of a new 2006 Stock Plan. There can be no assurance that we will obtain stockholder consent for such a new plan. If we are unable to obtain stockholder consent for the plan, our ability to grant new stock options or restricted stock to new and existing employees could be materially and adversely affected, which will make it difficult to attract or retain qualified personnel in the future.

Our operations in international markets involve inherent risks that we may not be able to control. As a result, our business may be harmed if we are unable to successfully address these risks.

Our success will depend, in part, on increasing international sales and expanding our international operations. Our international sales primarily depend on our resellers, including Pan Dacom GmbH in Europe, Mitsui in Japan, Stark Technology in China, and Samsung in Korea. The failure of our international resellers to sell our products could limit our ability to sustain and grow our revenue. In particular, our revenue from Japan depends primarily on Mitsui's ability to sell our products and on the strength of the Japanese economy. There are a number of additional risks arising from our international business, including:

- potential recessions in economies outside the United States;
- longer accounts receivable collection cycles;
- seasonal reductions in business activity;
- higher costs of doing business in foreign countries;
- infringement claims on foreign patents, copyrights, or trademark rights;
- difficulties in managing operations across disparate geographic areas;
- difficulties associated with enforcing agreements through foreign legal systems;
- adverse fluctuations in currency exchange rates;
- political instability and export restrictions;
- potential adverse tax consequences;
- unexpected changes in regulatory requirements;
- military conflict and terrorist activities; and
- natural disasters and widespread medical epidemics.

The factors described above could also disrupt our product and component manufacturers and key suppliers located outside of the United States. One or more of such factors may have a material adverse effect on our future international operations and, consequently, on our business, operating results and financial condition.

Generally, our international sales are denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive on a price basis in international markets. We invoice some of our international customers in local currencies, which could subject us to fluctuations in exchange rates between the U.S. dollar and the local currencies. See also Item 7A "Quantitative and Qualitative Disclosures About Market Risk" for a review of certain risks associated with foreign exchange rates.

We purchase several key components for our products from sole sources; if these components are not available, our revenue may be harmed.

We purchase several key components used in our products from suppliers for which we have no readily available alternative, or sole sources, and depend on supply from these sources to meet our needs. The inability of any supplier to provide us with an adequate supply of key components, or the loss of any of our suppliers, may cause a delay in our ability to fulfill orders and may have a material adverse effect on our business and financial condition. We believe lead-times for various components have lengthened as a result of limits on IT spending and the economic uncertainty, which has made certain components scarce. As component demand increases and lead-times become longer, our suppliers may increase component costs. If component costs increase, our gross margins may also decline.

Our principal limited or sole-sourced components include high-speed dynamic and static random access memories, commonly known as DRAMs and SRAMs, ASICs, printed circuit boards, optical components, packet processors, switching fabrics, microprocessors and power supplies. Certain components used in our products are purchased from sole sources and may not be readily available from other suppliers as the development period required to fabricate such components can be lengthy. We acquire these components through purchase orders and have no long-term commitments regarding supply or pricing from these suppliers. From time to time, we have experienced shortages in allocations of components, resulting in delays in filling orders. We may encounter shortages and delays in obtaining components in the future, which could impede our ability to meet customer orders.

We depend on anticipated product orders to determine our material requirements. Lead-times for limited-sourced materials and components can be as long as six months, vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead-times with the risk of inventory obsolescence due to rapidly changing technology and customer requirements. If orders do not match forecasts, or if we do not manage inventory effectively, we may have either excess or insufficient inventory of materials and components, which could negatively affect our operating results and financial condition.

Our reliance on third-party manufacturing vendors to manufacture our products may cause a delay in our ability to fill orders.

Our subassemblies for certain products are manufactured by contract manufacturers. We then perform final assembly and testing of these products. In addition, some Foundry-branded products are manufactured by third party OEMs. Our agreements with some of these companies allow them to procure long lead-time component inventory on our behalf based on a rolling production forecast provided by us. We are contractually obligated to purchase long lead-time component inventory procured by certain suppliers and third-party manufacturers in accordance with our forecasts, although we can generally give notice of order cancellation at least 90 days prior to the delivery date. If actual demand for our products is below our projections, we may have excess inventory as a result of our purchase commitments. We do not have long-term contracts with these suppliers and third-party manufacturers.

We have experienced delays in product shipments from our contract manufacturers, which in turn delayed product shipments to our customers. In addition, certain of our products require a long manufacturing lead-time, which may result in delayed shipments. We may in the future experience similar delays or other problems, such as inferior quality and insufficient quantity of product, any of which could harm our business and operating results. We intend to regularly introduce new products and product enhancements, which will require us to rapidly achieve volume production by coordinating our efforts with our suppliers and contract manufacturers. We attempt to increase our material purchases, contract manufacturing capacity and internal test and quality functions to meet anticipated demand. The inability of our contract manufacturers or OEMs to provide us with adequate supplies of high-quality products, the loss of any of our third-party manufacturers, or the inability to obtain components and raw materials, could cause a delay in our ability to fulfill orders. Additionally, from time to time, we transition, via our contract manufacturers, to different manufacturing locations, including lower-cost foreign countries. Such transitions are inherently risky and could cause a delay in our ability to fulfill orders or a deterioration in product quality.

Due to the lengthy sales cycles of some of our products, the timing of our revenue is difficult to predict and may cause us to fail to meet our revenue expectations.

Some of our products have a relatively high sales price, and their purchase often represents a significant and strategic decision by a customer. The decision by customers to purchase our products is often based on their internal budgets and procedures involving rigorous evaluation, testing, implementation and acceptance of new technologies. As a result, our sales cycle in these situations can be as long as 12 months and may vary substantially from customer to customer. While our customers are evaluating our products and before they may place an order with us, we may incur substantial sales and marketing expenses and expend significant management effort. Consequently, if sales forecasted from certain customers for a particular quarter are not realized in that quarter, we may not meet our revenue expectations.

If we do not adequately manage and evolve our financial reporting and managerial systems and processes, our ability to manage and grow our business may be harmed.

Our ability to successfully implement our business plan and comply with regulations requires an effective planning and management process. We expect that we will need to continue to improve existing, and implement new, operational and financial systems, procedures and controls to manage our business effectively in the future. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, could harm our ability to accurately forecast sales demand, manage our supply chain and record and report financial and management information on a timely and accurate basis.

If our internal controls over financial reporting do not comply with the requirements of the Sarbanes-Oxley Act, our business and stock price could be adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate the effectiveness of our internal controls over financial reporting as of the end of each year, and to include a management report assessing the effectiveness of our internal controls over financial reporting in all annual reports. Section 404 also requires our independent registered public accounting firm to attest to, and report on, management's assessment of our internal controls over financial reporting.

We do not expect that our internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been, or will be, detected. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by individual acts or by collusion of two or more people. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Although we have determined, and our independent registered public accounting firm has attested, that our internal controls over financial reporting were effective as of December 31, 2005, we cannot predict the outcome of our testing in future periods and the 2005 results cannot be projected. If our internal controls are found to be ineffective in future periods, our reputation could be harmed. We may experience a loss of public confidence and incur additional expenses and commitment of management's time in connection with further evaluations, which could have an adverse effect on our business and stock price.

The timing of the adoption of industry standards may negatively affect widespread market acceptance of our products.

Our success depends in part on both the adoption of industry standards for new technologies in our market and our products' compliance with industry standards. Many technological developments occur prior to the adoption of the related industry standard. The absence or delay of an industry standard related to a specific technology may prevent market acceptance of products using the technology. We intend to develop products using new technological advancements and may develop these products prior to the adoption of industry standards related to these technologies. As a result, we may incur significant expenses and losses due to lack of customer demand, unusable purchased components for these products and the diversion of our engineers from future product development efforts. Further, if the adoption of industry standards moves too quickly, we may develop products that do not comply with a later-adopted industry standard, which could hurt our ability to sell these products. If the industry evolves to new standards, we may not be able to successfully design and manufacture new products in a timely fashion that meet these new standards. Even after industry standards are adopted, the future success of our products depends on widespread market acceptance of their underlying technologies. At least one networking equipment standards body has reportedly stopped all work on a standard in response to assertions by Nortel that it controls the patent rights to certain industry standards. Attempts by third parties to impose licensing fees on industry standards could undermine the adoption of such standards and decrease industry opportunities.

If our products contain undetected software or hardware errors, we could incur significant unexpected expenses and lost sales and be subject to product liability claims.

Our products are complex and may contain undetected defects or errors, particularly when first introduced or as new enhancements and versions are released. Despite our testing procedures, these defects and errors may be found after commencement of commercial shipments. Any defects or errors in our products discovered in the future or failures of our customers' networks, whether caused by our products or another vendors' products, could result in:

- negative customer reactions;
- product liability claims;
- negative publicity regarding us and our products;
- delays in or loss of market acceptance of our products;
- product returns;
- lost sales; and
- unexpected expenses to remedy defects or errors.

We may incur liabilities that are not subject to maximum loss clauses.

In the ordinary course of business, we enter into purchase orders, sales contracts, and other similar contractual arrangements relating to the marketing, sale, manufacture, distribution, or use of our products and services. We may incur liabilities relating to our failure to address certain liabilities or inability to perform certain covenants or obligations under such agreements, or which result from claims and losses arising from certain external events as outlined within the particular contract. Such agreements may not contain, or be subject to, maximum loss clauses, and liabilities arising from them may result in significant adverse changes to our financial position or results of operations.

Our products may not continue to comply with the regulations governing their sale, which may harm our business.

In the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, products that we develop may be required to comply with regulations or standards established by telecommunications authorities in various countries, as well as those of certain international bodies. Recent environmental legislation within the European Union (EU) may increase our cost of doing business internationally as we comply with and implement these new requirements. The EU has issued a Directive on the restriction of certain hazardous substances in electronic and electrical equipment (RoHS) and enacted the Waste Electrical and Electronic Equipment (WEEE) Directive to mandate the funding, collection, treatment, recycling, and recovery of WEEE by producers of electrical or electronic equipment into Europe. Under the RoHS Directive, specified electronic products which we place on the market in the EU must meet restrictions on lead and certain other chemical substances as of July 1, 2006. Implementation of the WEEE Directive in certain of the EU-member countries have been delayed later into 2006. We are currently implementing measures to comply with the RoHS Directive and the WEEE Directive as individual countries issue their implementation guidance. Although we believe our products are currently in compliance with domestic and international standards and regulations in countries in which we currently sell, there can be no assurance that our existing and future product offerings will continue to comply with evolving standards and regulations. If we fail to obtain timely domestic or foreign regulatory approvals or certification, we may not be able to sell our products where these standards or regulations apply, which may prevent us from sustaining our revenue or maintaining profitability. Additionally, future changes in tariffs, or their application, by regulatory agencies could affect the sales of some of our products.

We may engage in acquisitions that could result in the dilution of our stockholders, disrupt our operations, cause us to incur substantial expenses and harm our business if we cannot successfully integrate the acquired business, products, technologies or personnel.

Although we focus on internal product development and growth, we may learn of acquisition prospects that would complement our existing business or enhance our technological capabilities. Any acquisition by us could result in large and immediate write-offs, the incurrence of debt and contingent liabilities, or amortization expenses related to amortizable intangible assets, any of which could negatively affect our results of operations. Furthermore, acquisitions involve numerous risks and uncertainties, including:

- difficulties in the assimilation of products, operations, personnel and technologies of the acquired companies;
- diversion of management's attention from other business concerns;
- disruptions to our operations, including potential difficulties in completing ongoing projects in a timely manner;
- risks of entering geographic and business markets in which we have no or limited prior experience; and
- potential loss of key employees of acquired organizations.

Although we do not currently have any agreements or plans with respect to any material acquisitions, we may make acquisitions of complementary businesses, products or technologies in the future. We may not be able to successfully integrate any businesses, products, technologies or personnel that might be acquired, and our failure to do so could harm our business.

Our stock price has been volatile historically, which may make it more difficult to sell shares when needed at attractive prices.

The trading price of our common stock has been, and may continue to be, subject to wide fluctuations. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, speculation in the press or investment community, and news reports relating to trends in our markets. In addition, the stock market in general, and technology companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. Additionally, volatility or lack of positive performance in our stock price may adversely affect our ability to retain key employees, all of whom have been granted stock options.

Anti-takeover provisions could make it more difficult for a third party to acquire us.

Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of common stock may be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Foundry without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. We have no present plans to issue shares of preferred stock. Further, certain provisions of our charter documents, including provisions eliminating the ability of stockholders to take action by written consent and limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of Foundry, which could have an adverse effect on the market price of our stock. In addition, our charter documents do not permit cumulative voting, which may make it more difficult for a third party to gain control of our board of directors.

Our operations may encounter disruptions as we relocate certain activities to another facility.

We are in the process of relocating our corporate headquarters and certain other functions to another nearby location. In addition to the increased operational expenses of the new facility, we may encounter logistical difficulties in relocating business records, equipment, and personnel. We planned to move to operate with minimal downtime and most of the move is now complete. However, we may not have anticipated all of the logistical impediments or obstacles and there remains some possibility that the relocation may adversely affect our operations and financial results.

Our operations could be significantly hindered by the occurrence of a natural disaster, terrorist acts or other catastrophic events.

Our principal operations are susceptible to outages due to fire, floods, earthquakes, power loss, power shortages, telecommunications failures, break-ins and similar events. In addition, certain of our local and foreign offices, OEMs, and contract manufacturers are located in areas susceptible to earthquakes and acts of terrorism, which could cause a material disruption in our operations. For example, we procure critical components from countries such as Japan and Taiwan, which periodically experience earthquakes and typhoons. The prospect of such unscheduled interruptions may continue for the foreseeable future, and we are unable to predict either their occurrence, duration or cessation. We do not have multiple site capacity for all of our services in the event of any such occurrence. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with our computer systems. We may not carry sufficient insurance to compensate us for losses that may occur as a result of any of these events. Any such event could have a material adverse effect on our business, operating results, and financial condition.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our headquarters for corporate administration, research and development, sales and marketing, and manufacturing currently occupy approximately 110,000 square feet of office space in San Jose, California under lease through May 2008 and 141,000 square feet in Santa Clara, California under lease through May 2010. We utilize the San Jose location for our manufacturing operations and recently moved our corporate administration, research and development, and sales and marketing functions to Santa Clara. We also lease space in various other geographic locations, domestically and internationally, for sales and service personnel. In addition to smaller sales offices, we have regional offices under lease agreements in the following locations:

Americas	EMEA	APAC
Irvine, California	London, England	Tokyo, Japan
Atlanta, Georgia	Munich, Germany	Singapore
Fort Lauderdale, Florida	Paris, France	Hong Kong
Honolulu, Hawaii	Amsterdam, Netherlands	Sydney, Australia
Chicago, Illinois	Milan, Italy	Beijing, China
New York City, New York	Stockholm, Sweden	Shanghai, China
Herndon, Virginia	Dubai, United Arab Emirates	Seoul, South Korea
Tacoma, Washington		
Toronto, Canada		

We believe our existing facilities are adequate to meet current requirements, and that suitable additional or substitute space will be available as needed to accommodate any necessary future expansion and for any additional sales offices that may be needed. Our principal web server equipment and operations are maintained in our corporate headquarters in Santa Clara, California.

Item 3. ***Legal Proceedings***

We are a defendant in a class action lawsuit filed on November 27, 2001 in the United States District Court for the Southern District of New York (the court) on behalf of purchasers of our common stock alleging violations of federal securities laws. The case was designated as *In re Foundry Networks, Inc. Initial Public Offering Securities Litigation*, No. 01-CV-10640 (SAS) (S.D.N.Y.), *related to In re Initial Public Offering Securities Litigation*, No. 21 MC 92 (SAS) (S.D.N.Y.). The case is brought purportedly on behalf of all persons who purchased our common stock from September 27, 1999 through December 6, 2000. The operative amended complaint names as defendants, the Company and three of our officers (Foundry Defendants), including our Chief Executive Officer and Chief Financial Officer, and investment banking firms that served as underwriters for our initial public offering in September 1999. The amended complaint alleged violations of Sections 11 and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934, on the grounds that the registration statement for the initial public offering (IPO) failed to disclose that (i) the underwriters agreed to allow certain customers to purchase shares in the IPO in exchange for excess commissions to be paid to the underwriters, and (ii) the underwriters arranged for certain customers to purchase additional shares in the aftermarket at predetermined prices. The amended complaint also alleges that false or misleading analyst reports were issued. Similar allegations were made in lawsuits challenging over 300 other initial public offerings conducted in 1999 and 2000. The cases were consolidated for pretrial purposes.

On February 19, 2003, the court ruled on all defendants' motions to dismiss. In ruling on motions to dismiss, the court must treat the allegations in the complaint as if they were true solely for purposes of deciding the motions. The motion was denied as to claims under the Securities Act of 1933 in the case involving us. The same ruling was made in all but ten of the other cases. The court dismissed the claims under Section 10(b) of the Securities Exchange Act of 1934 against us and one of the individual defendants and dismissed all of the Section 20(a) "control person" claims. The court denied the motion to dismiss the Section 10(b) claims against our remaining individual defendants on the basis that those defendants allegedly sold our stock following the IPO. The stock sale allegations were found sufficient purely for pleading purposes. A similar ruling was made with respect to 62 individual defendants in the other cases. In 2004, we accepted a settlement proposal presented to all issuer defendants. Under the terms of this settlement, the plaintiffs are to dismiss and release all claims against the Foundry Defendants in exchange for a contingent payment by the insurance companies collectively responsible for insuring the issuers in all of the IPO cases and for the assignment or surrender of control of certain claims we may have against the underwriters. The settlement requires approval by the court. In September 2005, the court granted preliminary approval to the terms of the settlement. The settlement must receive final approval from the court following notice to class members and an opportunity for them and others affected by the settlement to object. The court scheduled a final approval hearing for April 24, 2006. However, there can be no assurance that the settlement will receive final approval. While final settlement approval between the plaintiffs and the issuers is pending, litigation between the plaintiffs and underwriters continues to proceed and we have received discovery requests from plaintiffs.

On May 27, 2003, Lucent Technologies Inc. (Lucent) filed a lawsuit against us in the United States District Court for the District of Delaware alleging that certain of our products infringe four of Lucent's patents and seeking injunctive relief, as well as unspecified damages. Lucent also brought suit on the same patents and one additional patent against one of our competitors, Extreme Networks, Inc. (Extreme). On February 6, 2004, the District Court severed the two cases. Discovery is now closed. A Markman claim construction hearing was held on January 14, 2005. On April 15, 2005, the court issued an order construing the claims. Lucent subsequently dropped its claims against us concerning two of its four patents. We have analyzed the validity of Lucent's remaining claims and believe that Lucent's suit is without merit. We are committed to vigorously defending ourselves against Lucent's claims.

At present, there is no scheduled trial date for the Lucent vs. Foundry case. During the process of severing Lucent vs. Foundry from the Lucent vs. Extreme case, the parties agreed that the Lucent vs. Extreme would be tried first. On April 27, 2005, the court commenced a jury trial between Lucent and Extreme on Lucent's claims that Extreme infringed four Lucent patents, including the two patents remaining in the case between Lucent and us. On May 9, 2005, the jury held that Extreme did not infringe three of the four patents, including the two patents remaining in the case between Lucent and us. The jury held that a fourth patent, not asserted against us, was infringed but only awarded Lucent a small portion, totaling $274,990, of the damages Lucent had been seeking from

Extreme on that one patent. However, on August 16, 2005, the court issued an order in the Lucent vs. Extreme action, vacating the jury decision and granting a new trial..On February 8, 2006, the court held a pretrial conference with Lucent and Extreme and set a trial date of September 18, 2006. We expect that after the court has retried the Lucent vs. Extreme case, it will set a trial date for our case with Lucent in Delaware.

On February 6, 2004, we filed a lawsuit against Lucent in the United States District Court for the Eastern District of Texas, Marshall Division. The lawsuit alleges that certain of Lucent's products infringe one of our patents. We are seeking injunctive relief and damages. On March 22, 2004, Lucent filed an answer and counter claim seeking a declaration of invalidity as to our asserted patent. On April 9, 2004, Lucent filed an amended answer and counter claim asserting infringement of another of Lucent's patents. We have analyzed the validity of Lucent's counter claim and believe it is without merit. A Markman hearing was held on March 24, 2005. On May 24, 2005, the court issued an order setting forth the court's claim construction. On January 1, 2006, the court issued an amended schedule, setting deadlines for discovery as well as the service of parties' infringement contentions and expert reports. Trial in this case is scheduled to begin on June 5, 2006.

On June 21, 2005, Enterasys filed a lawsuit against us in the United States District Court for the District of Massachusetts alleging that certain of our products infringe six of Enterasys' patents and seeking injunctive relief, as well as unspecified damages. We have engaged outside counsel and are investigating the allegations. On August 22, 2005, we filed an answer denying the allegations. A scheduling conference was held on November 3, 2005, during which the court granted a joint motion, filed by both us and Extreme, to sever the claims that Enterasys has asserted against us from those claims asserted against Extreme. The court then issued a scheduling order for Enterasys vs. Foundry providing for discovery and claim construction. The court will address claims construction issues at a Markman hearing on January 10, 2007. We are committed to vigorously defending ourselves against Enterasys' claims.

On June 21, 2005, Alcatel USA Resources, Inc. and Alcatel Internetworking, Inc. (collectively "Alcatel") filed a lawsuit against us in the United States District Court for the District of Delaware. Alcatel alleged that certain of our products infringe eight of its patents and is seeking injunctive relief, as well as unspecified damages. Alcatel also seeks a declaratory judgment that one of our patents (the same patent at issue in the Lucent case in Texas) is invalid and not infringed by Alcatel. We are investigating the allegations. On July 27, 2005, Alcatel filed an amended complaint asserting an additional patent, thereby bringing the total number of actual patents at issue to nine patents. A scheduling conference was held on October 12, 2005 during which the court divided the case into two phases for purposes of discovery and trial. On February 23, 2006, Alcatel selected four of its nine asserted patents with which it will go to trial in the first phase. Trial in the first phase is scheduled for April 23, 2007. A pretrial hearing on summary judgment motions and issues of claims construction has been set for February 23, 2007. We are committed to vigorously defending ourselves against Alcatel's claims.

From time to time, we are subject to other legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of trademarks, copyrights, patents and other intellectual property rights. From time to time, third parties assert patent infringement claims against us in the form of letters, lawsuits and other forms of communication. In addition, from time to time, we receive notification from customers claiming that they are entitled to indemnification or other obligations from us related to infringement claims made against them by third parties. Regardless of the merits of our position, litigation is always an expensive and uncertain proposition. In accordance with SFAS No. 5, "Accounting for Contingencies" (SFAS 5), we record a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We review the need for any such liability on a quarterly basis and record any necessary adjustments to reflect the effect of ongoing negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case in the period they become known. At December 31, 2005, we have not recorded any such liabilities in accordance with SFAS 5. We believe we have valid defenses with respect to the legal matters pending against us. In the event of a determination adverse to us, we could incur substantial monetary liability and be required to change our business practices. Any unfavorable determination could have a material adverse effect on our financial position, results of operations, or cash flows.

Item 4. ***Submission Of Matters to a Vote of Security Holders***

No matters were submitted to a vote of security holders during the fourth quarter of fiscal 2005.

PART II

Item 5. ***Market For Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities***

Price Range of Common Stock

Foundry's common stock began trading on the Nasdaq National Market on September 28, 1999 and is traded under the symbol "FDRY". As of December 31, 2005, there were approximately 325 holders of record of the common stock and 141,149,296 shares of common stock outstanding. The following table sets forth the high and low closing sale prices of our common stock as reported on the Nasdaq National Market.

	High	Low
2005		
Fourth quarter	$14.61	$11.55
Third quarter	$12.70	$ 8.56
Second quarter	$ 9.79	$ 8.12
First quarter	$12.51	$ 9.90
2004		
Fourth quarter	$13.96	$ 9.91
Third quarter	$13.57	$ 8.50
Second quarter	$18.84	$11.30
First quarter	$33.75	$15.80

Dividend Policy

We have never paid cash dividends on our capital stock. We currently anticipate that we will retain our future earnings and therefore do not expect to pay cash dividends in the foreseeable future.

Unregistered Securities Sold in 2005

We did not sell any unregistered shares of our common stock during 2005.

Issuer Purchases of Equity Securities

We do not have a stock repurchase program and did not repurchase any of our equity securities during the quarter ended December 31, 2005.

Item 6. ***Selected Consolidated Financial Data***

The selected consolidated financial data set forth below should be read together with the consolidated financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the other information contained in this Form 10-K.

	Year Ended December 31,				
	2005	**2004**	**2003**	**2002**	**2001**
	(Dollars in thousands, except per share amounts)				
Consolidated Statement of Operations Data:					
Revenue, net	$403,856	$409,104	$399,628	$300,742	$311,176
Gross margin	248,662	265,681	258,770	160,550	153,035
Gross margin percentage	62%	65%	65%	53%	49%
Income (loss) from operations(1)	66,426	63,365	112,057	27,171	(1,591)
Net income(1)	56,013	47,967	75,082	22,537	2,886
Basic net income per share(1)	$ 0.40	$ 0.35	$ 0.60	$ 0.19	$ 0.02
Diluted net income per share(1)	$ 0.39	$ 0.34	$ 0.55	$ 0.18	$ 0.02

	As of December 31,				
	2005	**2004**	**2003**	**2002**	**2001**
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents and investments	$746,367	$617,441	$505,684	$326,453	$274,734
Working capital	616,055	519,144	430,038	390,543	354,054
Total assets	921,924	811,192	658,144	451,535	412,138
Long-term liabilities	21,828	17,613	7,707	—	—
Total stockholders' equity	796,020	706,338	590,495	398,099	361,832

(1) 2004 includes an operating expense of $18.7 million, net of tax, related to our litigation settlement with Nortel in the third quarter of 2004.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results Of Operations***

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing elsewhere in this Form 10-K. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Risk Factors That May Affect Future Results and the Market Price of Our Stock." Readers are cautioned to not place undue reliance on these forward-looking statements, which reflect management's opinions only as of the date hereof. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements. Readers should carefully review the risk factors described in this document as well as in other documents we file from time to time with the SEC. All public reports filed by us with the SEC are available free of charge on our website at www.foundrynetworks.com or from the SEC at www.sec.gov as soon as practicable after we file such reports with the SEC.

Business Environment

Over the last several years, the macro-economic environment has gradually improved. However, we experienced a sudden weakness in sales in the first quarter of 2005 due to a sluggish capital spending and heightened competitive pricing environment. Throughout the remainder of 2005, the business and macro-economic environment gradually improved as capital spending on IT infrastructure and data networking equipment, in particular, also improved. During 2005, we experienced a continuation of a broad enterprise upgrade cycle, which began in 2004, as customers continued preparing their network infrastructure for Voice over Internet Protocol (VoIP), wireless applications, and the adoption of 10 Gigabit Ethernet in the network core to accommodate higher levels of network traffic.

The networking market has been characterized by rapid advances in technology and related product performance, which has generally resulted in declining average selling prices over time. Our revenue has generally been favorably affected by increases in units sold as a result of market expansion, increases in market share and the release of new products. However, our revenue growth has been hindered by declining prices and competitive pressures. The market for data networking products continues to be dominated by Cisco Systems, Inc., with over 50% share of the networking market. We continue to invest in our core market and adjacent markets in which the competitive landscape looks attractive and the growth prospects are promising. Although we expect our revenue to grow in 2006, there can be no assurance that the networking market will continue to improve or that we will be successful in executing on our growth strategy.

2005 Financial Performance

- 2005 marked our seventh consecutive year with net income since we went public in September 1999.
- Our total net revenue for 2005 decreased slightly to $403.9 million from $409.1 million in 2004 due to a dramatic slowdown in the first quarter of 2005. In March 2005, the networking market experienced a short, but sharp slowdown in enterprise spending. Our business recovered in April and we experienced consecutive revenue growth in the remaining quarters of 2005.
- Net income in 2005 was $56.0 million, or 14% of total net revenue, compared to $48.0 million, or 12% of total net revenue, in 2004. A pre-tax litigation settlement expense of $30.2 million and related legal fees reduced our profitability in 2004.
- Our balance sheet remains debt-free, with cash and investments of $746.4 million, an increase of $128.9 million from 2004. During 2005, we generated $109.7 million of cash from operations and received $28.6 million of cash from employee stock issuances.
- On November 3, 2005, we accelerated the vesting of unvested "out-of-the-money" stock options for approximately 2.2 million shares held by employees and officers under our equity compensation plans. For purposes of the acceleration, options with an exercise price greater than $20.00 per share were deemed "out-of-the-money" given our stock price of $12.44 on November 3, 2005. The accelerated options, which are considered fully vested as of November 3, 2005, have exercise prices ranging from $21.50 to $27.33 per share. The Board of Directors made the decision to immediately vest these options based in part on the issuance of SFAS 123R. Absent the acceleration of these options, upon adoption of SFAS 123R, we would have been required to recognize approximately $25.0 million in pre-tax compensation expense from these options over their remaining vesting terms as of December 31, 2005. We also believe that because the options that were accelerated had exercise prices in excess of the current market value of our common stock, the options were not fully achieving their original objective of incentive compensation and employee retention.

Critical Accounting Estimates

Management's discussion and analysis of financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period reported. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. Management bases its estimates and judgments on historical experience, market trends, current economic conditions, and other factors that are believed to be reasonable under the circumstances. The results of these estimates form the basis for judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies reflect the more significant judgments and estimates that can have a significant effect on our results of operations and the value of certain assets and liabilities on our consolidated financial statements. Management has discussed the development, selection, and disclosure of these estimates with the Audit Committee of Foundry's Board of Directors. These and other significant accounting policies are more fully described in Note 2 to the consolidated financial statements included in this Form 10-K.

Revenue Recognition

We generate the majority of our revenue from sales of stackable and chassis-based networking equipment, with the remainder of our revenue primarily coming from customer support fees. We generally sell to direct end-users and value-added resellers. We recognize revenue when persuasive evidence of an arrangement exists, delivery or performance has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. It is our practice to identify an end-user prior to shipment to a value-added reseller.

Product revenue is generally recognized upon transfer of title and risk of loss, which is generally upon shipment, unless an acceptance period or other contingency exists, in which case revenue is recognized upon the earlier of customer acceptance or expiration of the acceptance period, or upon satisfaction of the contingency.

Support revenue is recognized ratably over the term of the support arrangement, in accordance with Financial Accounting Standards Board (FASB) Technical Bulletin 90-1, *Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts.*

When sales arrangements contain multiple elements (e.g., hardware and installation), we apply the provisions of Emerging Issues Task Force Issue No. 00-21 (EITF 00-21), *Revenue Arrangements with Multiple Deliverables*, to determine the separate units of accounting that exist within the arrangement. If more than one unit of accounting exists, the arrangement consideration is allocated to each unit of accounting using either the relative fair value method or the residual fair value method as prescribed by EITF 00-21. Revenue is recognized for each unit of accounting when the revenue recognition criteria described above have been met for that unit of accounting. The application of EITF 00-21 involves significant judgment. For example, we use judgment to determine whether objective and reliable evidence of fair value exists for undelivered item(s) in an arrangement. The timing of revenue recognition varies based on this determination.

At the time product revenue is recognized, we estimate the amount of warranty costs to be incurred and record the amount as a cost of revenue. Our standard warranty period extends one or five years from the date of sale for hardware, depending on the type of product purchased, and 90 days for software. Our estimate of the amount necessary to settle warranty claims is based primarily on our past experience. Although we believe our estimate is adequate and that the judgment we apply is appropriate, actual warranty costs could differ materially from our estimate. If actual warranty costs are greater than initially estimated, our cost of revenue could increase in the future. We also provide a provision for estimated customer returns at the time product revenue is recognized. Our provision is based primarily on historical sales returns and our return policies. Our resellers generally do not have a right of return, and our contracts with original equipment manufacturers only provide for rights of return in the event our products do not meet specifications or there is an epidemic failure, as defined in the contracts. If historical data used by us to calculate estimated sales returns does not reasonably approximate future returns, revenue in future periods could be affected.

Allowance for Doubtful Accounts

Customers are subject to a credit review process, which evaluates the customer's financial condition and ability to pay based on credit rating services such as Dun and Bradstreet, and are generally assigned a credit limit that may be increased only after a successful collection history has been established. We do not have significant billing or collection problems. We regularly monitor and evaluate the collectibility of our trade receivables and actively manage our accounts receivable to minimize credit risk. We record specific allowances for doubtful accounts when we become aware of a specific customer's inability to meet its financial obligation to us, such as in the case of bankruptcy filings or significant deterioration in financial condition. We estimate allowances for doubtful accounts for all other customers based on factors such as current economic and industry trends, the extent to which receivables are past due, and historical collection experience. If circumstances change, estimates regarding the collectibility of receivables would be adjusted. We mitigate some collection risk by requiring certain international customers to provide letters of credit or bank guarantees prior to placing an order with us. Although we believe our allowance for doubtful accounts is adequate and that the judgment we apply is appropriate, our actual amount of bad debt could differ materially from our estimates.

Inventories

The networking industry is characterized by rapid technological change, frequent new product introductions, changes in customer requirements, and evolving industry standards. Our inventory purchases and commitments are made based on anticipated demand for our products, as estimated by management, and our expected service requirements. We perform an assessment of our inventory each quarter, which includes a review of, among other factors, demand requirements, product life cycles and development plans, product pricing and quality issues. Based on this analysis, we estimate the amount of excess and obsolete inventory on hand and make adjustments to record inventory at the lower of cost or estimated net realizable value. Once inventory has been written down to the lower of cost or estimated net realizable value, it is reflected on our balance sheet at its new carrying cost until it is sold or otherwise disposed.

We use contract manufacturers to assemble and test our products. We also utilize third-party OEMs to manufacture certain Foundry-branded products. In order to reduce manufacturing lead-times and ensure an adequate supply of inventories, our agreements with some of these manufacturers allow them to procure long lead-time component inventory on our behalf based on rolling production forecasts provided by us. We may be contractually obligated to purchase long lead-time component inventory procured by certain manufacturers in accordance with our forecasts although we can generally give notice of order cancellation at least 90 days prior to the delivery date. In addition, we issue purchase orders to our component suppliers that may not be cancelable at any time. As of December 31, 2005, we had approximately $45.0 million of open purchase orders with our component suppliers and third-party manufacturers that may not be cancelable. If actual demand for our products is below the level assumed in our production forecasts, we may have excess inventory or a liability as a result of our purchase commitments.

Deferred Tax Asset Valuation Allowance

We recognize deferred tax assets based on differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Significant management judgment is required in determining whether valuation allowances should be recorded against our deferred tax assets. Management assesses the likelihood that our deferred tax assets will be realized against projected future taxable income or our ability to generate taxable income from specific sources, and to the extent that realization is not believed to be more likely than not, a valuation allowance is established. In the event we determine that we are unable to realize some or all of our deferred tax assets in the future, an adjustment to our deferred tax assets would be necessary, resulting in a charge to income in the period such determination is made. Likewise, if we later determine that it is more likely than not that our deferred tax assets would be realized, the previously provided valuation allowance would be reversed. Our net deferred tax assets as of December 31, 2005 and 2004 were $39.6 million and $42.3 million, respectively.

Loss Contingencies

We are subject to the possibility of loss contingencies in the normal course of our business, in addition to those related to intellectual property and securities litigation. A loss contingency is accrued when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We continually reassess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential ranges of probable losses, and will recognize a liability, if any, for these contingencies based on a careful analysis of each issue with the assistance of outside legal counsel and other experts.

Recent Accounting Pronouncements

In November 2005, the FASB issued FASB Staff Position (FSP) Nos. FAS 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of other-than-temporary impairments. The guidance in this FSP is effective for reporting periods beginning after December 15, 2005. We do not expect the adoption of this FSP to have a material effect on our consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS 123R), which replaces SFAS No. 123 (SFAS 123), *Accounting for Stock-Based Compensation*, and supercedes APB Opinion No. 25, *Accounting for Stock Issued to Employees.* SFAS 123R also amends SFAS No. 95, *Statement of Cash Flows*, to require that tax benefits from stock option exercises be classified as a financing activity, rather than an operating activity, on the statement of cash flows. This requirement will reduce net cash flows from operating activities in periods after adoption. While we cannot estimate what those amounts will be in the future (because this would depend on, among other things, when employees exercise stock options), we have recognized $4.5 million and $29.2 million in 2005 and 2004, respectively, in operating cash flows for the tax benefit from stock option exercises. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning on January 1, 2006 for calendar year companies.

SFAS 123R permits companies to adopt its requirements using either a "modified prospective" method, or a "modified retrospective" method. Under the "modified prospective" method, compensation cost for the unvested portion of awards that are outstanding as of the adoption date will be recognized over the remaining service period. The compensation cost for that unvested portion of awards will be based on the grant-date fair value of those awards as calculated for pro forma disclosures under SFAS 123, as originally issued. All new awards and awards that are modified, repurchased, or cancelled after the adoption date will be accounted for under the provisions of SFAS 123R. Under the "modified retrospective" method, the requirements are the same as under the "modified prospective" method, but entities are allowed to restate financial statements of previous periods based on proforma disclosures made in accordance with SFAS 123. We have adopted SFAS No. 123R on January 1, 2006 using the modified prospective method. We expect adoption of SFAS 123R to have a material adverse effect on our consolidated results of operations. The balance of unearned stock-based compensation, on a pre-tax basis, to be expensed in the period 2006 through 2009 related to share-based awards unvested at December 31, 2005, as previously calculated under the disclosure-only requirements of SFAS 123, is approximately $51.0 million. To the extent that we grant restricted stock and additional stock options to employees and directors, stock-based compensation expense will be increased by the additional unearned compensation resulting from those additional grants. In addition, our tax rate may fluctuate significantly between periods based on the extent of employee gains recognized on stock option exercises.

In November 2005, the FASB issued FSP FAS 123R-3, *Transition Election to Accounting for the Tax Effects of Share-Based Payment Awards.* The guidance provides a simplified method to calculate the Additional Paid-In Capital (APIC) pool for the beginning balance of excess tax benefits and the method of determining the subsequent impact on the pool of option awards that are outstanding and fully or partially vested upon our adoption of SFAS 123R on January 1, 2006. In addition, this FSP addresses that when the alternative APIC pool calculation is used, tax benefits related to certain employee awards should be included as a cash flow from financing activities and a cash outflow from operating activities within the statements of cash flows. The FSP allows companies up to one year from the later of the adoption date of SFAS 123R or November 10, 2005 to evaluate the available transition alternatives and make a one-time election. We are in the process of evaluating the impact of the new method provided by this guidance.

In June 2005, the FASB issued FSP No. FAS 143-1 (FSP 143-1), *Accounting for Electronic Equipment Waste Obligations*, which provides guidance on the accounting for certain obligations associated with the Directive on Waste Electrical and Electronic Equipment (the Directive), which was adopted by the European Union (EU). Under the Directive, the waste management obligation for historical equipment (products put on the market on or prior to August 13, 2005) sold to commercial users remains with the commercial user unless legislation adopted by the particular EU-member country provides for the transfer of the obligation back to the producer. The Directive has not yet been implemented in every EU country and specific EU country requirements may vary. FSP 143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005 or the date of the Directive's adoption into law by the applicable EU member countries in which the Company has significant operations. FSP 143-1 does not address the accounting for the disposal of waste related to equipment put on the market after August 13, 2005. With respect to those EU-member countries that had implemented the Directive as of December 31, 2005, we have adopted FSP 143-1 and such adoption did not have a material effect on our financial position or results of operations. With respect to those EU-member countries that had not adopted legislation to implement the Directive as of December 31, 2005, we do no expect the adoption of FSP 143-1 to have a material effect on our financial condition or results of operations.

In May 2005, the FASB issued SFAS No. 154 (SFAS 154), *Accounting Changes and Error Corrections.* SFAS 154, which replaces APB Opinion No. 20 (APB 20), *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28*, applies to all voluntary changes in accounting principle and provides guidance on the accounting for and reporting of accounting changes and error corrections. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of change a cumulative effect of changing to the new accounting principle while SFAS 154 requires retrospective application, or the latest practicable date, for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 enhances the consistency of financial information between periods. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. We do not expect that adoption of this statement will have a material effect on our results of operations or financial condition.

In November 2004, the FASB issued FAS No. 151 (SFAS 151), *Inventory Costs — An Amendment of ARB No. 43, Chapter 4.* SFAS 151 amends the guidance in ARB No. 43, Chapter 4, *Inventory Pricing*, to clarify the types of costs that should be expensed rather than capitalized as inventory. Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. We will be required to adopt SFAS 151 in the first quarter of fiscal 2006, beginning on January 1, 2006. We do not expect the adoption of SFAS 151 to have a material effect on our results of operations.

Results of Operations

Net Revenue

We offer products in two configuration platforms, a fixed configuration stackable and a flexible configuration chassis. A stackable has a fixed configuration that cannot be altered. A chassis uses a modular platform that can be populated and reconfigured with various management and line card modules as frequently as desired by the customer. For example, customers can use our chassis products at the edge of their network and then reconfigure the chassis to be used in the mission-critical backbone or core of their network. Our selling prices and gross margins on chassis-based products are generally higher than our stackable products because of the flexible configuration offered by chassis-based products.

Net revenue information is as follows (dollars in thousands):

	Year Ended December 31,						Percentage Change	
	2005	% of Net Revenue	2004	% of Net Revenue	2003	% of Net Revenue	2005 to 2004	2004 to 2003
Net revenue:								
Product	$338,784	84%	$349,019	85%	$351,325	88%	(3%)	(1%)
Service	65,072	16%	60,085	15%	48,303	12%	8%	24%
Total net revenue	$403,856	100%	$409,104	100%	$399,628	100%	(1%)	2%
Chassis	$269,210	67%	$306,828	75%	$315,706	79%	(12%)	(3%)
Stackable	134,646	33%	102,276	25%	83,922	21%	32%	22%
Total net revenue	$403,856	100%	$409,104	100%	$399,628	100%	(1%)	2%

Net product revenue in 2005 decreased 3% from 2004 due to weaker than expected demand for networking equipment in the first quarter of 2005. During the first quarter of 2005, we experienced a sudden decline in sales. Despite a recovery in the second quarter, product revenue decreased 14% in the first half of 2005, compared to the same period in 2004. We believe our customers became more cautious about their own business outlook towards the end of 2004 due to a number of factors, including lack of visibility into their own future results and concerns about their industry's growth prospects in 2005. During the remainder of 2005, product sales gradually improved. However, we continued to experience reductions in overall average selling prices, resulting from a change in product mix to lower-priced stackable products and competitive pricing pressure. Revenue for 2005 reflects our first full year of sales of our lower-priced 10-Gigabit Ethernet FastIron Edge stackable switches, which offer a similar feature set as our small-end chassis but at a lower price point. Our 10-Gigabit stackable switches have gained strong customer acceptance and continue to increase as a percentage of our product revenue. However, the cost of Gigabit and 10-Gigabit Ethernet in the industry has continued to drop and, as a result, we expect average selling prices to continue to decline. Stackable products generated 33% of our total net revenue in 2005, versus 25% in 2004. Sales to the U.S. government represented 19% of our total revenue in 2005, down from 27% in 2004. We believe the decrease was due to a realignment of spending priorities by the U.S. Federal government in 2005.

Net product revenue in 2004 decreased 1% from 2003 as a result of lower average selling prices and a shift in sales mix to lower-priced stackable products. Although the overall global economy improved in 2004 from 2003, the pricing environment remained competitive. As a result, we experienced an increase in overall port shipments of 15%, but the decline in average selling prices and a shift to lower-priced stackable products resulted in flat product revenue. Our sales volume increased primarily due to sales of our 10-Gigabit Ethernet stackable products, which was introduced in the second quarter of 2004 and quickly gained customer acceptance. Sales to the U.S. government represented 27% of our total revenue in 2004, down from 31% in 2003.

Service revenue consists primarily of revenue from customer support contracts. The increases in absolute dollars in 2005 and 2004 were due to a larger installed base of our networking equipment each year as customers purchased new support contracts with their new equipment purchases and renewed maintenance contracts on existing equipment. In early 2004, we increased our efforts to renew customers' maintenance contracts on a timely basis. As a result, support revenue increased significantly in 2004. Our customer base grew from 6,500 customers at the end of 2003, to 7,800 at the end of 2004, and to 9,300 customers at the end of 2005.

We manage our business based on four geographic regions: the Americas (primarily the United States); Europe, the Middle East, and Africa (EMEA); Japan; and Asia Pacific. Because some of our customers, such as the U.S. Federal government and multinational companies, span various geographic locations, we determine revenue by geographic region based on the billing location of the customer. Net product revenue by region as a percentage of net product revenue was as follows:

	2005	2004	2003
Americas	64%	64%	63%
EMEA	18%	18%	14%
Japan	10%	10%	15%
Asia Pacific	8%	8%	8%

Net product sales in 2005 for each of the four regions remained unchanged from 2004 as a percentage of net product revenue. The shift in product sales from Japan to EMEA in 2004 was due to large deployments of our products in Europe by the U.S. government and several other large customers during 2004, compared to large deployments of our products by major service providers in Japan during 2003.

For the years ended December 31, 2005 and 2004, no customers accounted for 10% or more of our net product revenue. For the year ended December 31, 2003, two customers accounted for greater than 10% of our net product revenue. A reseller in Japan, accounted for 14% and a U.S. government integrator represented 12% of our net product revenue.

Gross Margins

The following table presents gross margins and gross margin percentages for product and service revenue (dollars in thousands):

	Year Ended December 31,					
	2005	Gross Margin %	2004	Gross Margin %	2003	Gross Margin %
Gross margins:						
Product	$195,311	58%	$219,830	63%	$218,213	62%
Service	53,351	82%	45,851	76%	40,557	84%
Total gross margin	$248,662	62%	$265,681	65%	$258,770	65%

Our cost of product revenue consists primarily of materials, labor, manufacturing overhead, warranty costs, and provisions for excess and obsolete inventory. Product gross margins, as a percentage of product revenue, decreased in 2005 as a result of continued selling price erosion, increased inventory provisions, primarily as a result of a product transition, and a shift in product mix to lower-priced stackable products. During 2005, we transitioned from our fourth generation JetCore-based products to our fifth generation terabit-capacity products, the BigIron RX and NetIron XMR routers, and also introduced our FastIron SuperX 10-Gigabit Ethernet switch. As a result of the product transition, inventory provisions for our older products increased and average selling prices decreased as we discounted the older product lines. Product inventory provisions were $5.4 million in 2005, compared to $3.2 million in 2004. Our gross margins may be adversely affected if we fail to successfully manage the transition to newer products by minimizing disruption in customers' ordering patterns, avoiding excessive levels of older product inventories, and providing sufficient supplies of new products to meet customer demands.

Product gross margins in 2004 were 1% higher than 2003 due to favorable product mix and lower contract manufacturing and component costs in 2004, offset somewhat by continued selling price erosion in 2004.

Our cost of service revenue consists primarily of costs related to providing services under customer support contracts, including maintaining adequate spares inventory levels at service depots. Service costs include material costs, labor, and overhead. Service gross margins increased in 2005 primarily due to lower spares inventory provisions and favorable pricing variances on certain service inventory components in 2005. We expect service gross margins to experience variability over time due to the timing of technical support initiations and renewals, spares inventory levels, and additional investments in our customer support infrastructure.

Our service gross margin percentage decreased in 2004 as a result of increased service inventory and labor costs associated with supporting a larger customer base and a broader product portfolio. Due to the expansion of our customer base throughout the world, we continued to increase our investment in our support infrastructure by opening more service facilities and supplying them with adequate spares inventory to support our increasingly broader product offerings.

Our gross margins may be adversely affected by increased price competition, component shortages, increases in material or labor costs, excess and obsolete inventory charges, changes in channels of distribution, or customer, product and geographic mix. See also "Risk Factors — Our gross margins may decline over time and the average selling prices of our products may decrease as a result of competitive pressures and other factors."

Operating Expenses

The following table presents research and development, sales and marketing, and general and administrative expenses for the years ended December 31, 2005, 2004, and 2003 (dollars in thousands):

	Year Ended December 31,						Percentage Change	
	2005	% of Net Revenue	2004	% of Net Revenue	2003	% of Net Revenue	2005 to 2004	2004 to 2003
Research and Development . . .	$ 51,289	13%	$43,905	11%	$40,473	10%	17%	8%
Sales and Marketing	103,876	26%	98,614	24%	88,439	22%	5%	12%
General and Administrative . . .	27,071	7%	29,604	7%	17,570	4%	(9)%	68%
Litigation Settlement	—	—	30,193	7%	—	—	N/a	N/a

Research and development expenses consist primarily of salaries and related personnel expenses, prototype materials, and expenses related to software development, testing costs, facilities, and the depreciation of property and equipment used in research and development activities. Research and development expenses increased $7.4 million compared to 2004 primarily due to an increase in payroll-related expenses to retain and reward our engineers and, to a lesser extent, increased prototype costs to develop our new product series of high-end Internet and Metro routers. Headcount in our engineering department increased slightly to 204 engineers at the end of 2005.

Research and development expenses in 2004 increased $3.4 million from 2003 due primarily to higher payroll costs and depreciation expense. Average headcount increased 13% in 2004 and depreciation expense increased as a result of significant purchases of advanced test equipment during the first half of 2004. We believe continued investment in product enhancements and new product development is critical to achieving our strategic objectives, and, as a result, we expect research and development expenses to continue to increase in absolute dollars.

Sales and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in marketing, sales and customer support activities, costs associated with trade shows, advertising, and promotions, and the cost of facilities. Sales and marketing expenses increased $5.3 million in 2005 primarily due to the expansion of our worldwide sales force and increased variable performance-based compensation, which resulted in a $6.1 million increase in sales personnel costs, and increased carrying costs of $2.3 million associated with additional evaluation and demonstration inventory units in the field, offset by a decrease in marketing expenses of $2.8 million. Our sales and marketing headcount grew from 332 at the end of 2004 to 370 at the end of 2005. Notwithstanding this growth in headcount, our marketing expenses decreased in 2005 due primarily to lower advertising, trade show, and seminar costs.

Sales and marketing expenses increased $10.2 million in 2004, primarily due to increases of $4.4 million for advertising and trade shows, $4.2 million for compensation costs, and $3.3 million of amortization associated with demonstration and evaluation equipment. During 2004, we increased our marketing efforts to introduce our new products such as our Terabit-capacity chassis and 10-Gigabit stackable products and increased our marketing and sales force to 332 employees from 308 in 2003.

General and administrative expenses consist primarily of salaries and related expenses for executive, finance and administrative personnel, costs of facilities, bad debt, legal and accounting fees, and other general corporate expenses. General and administrative expenses decreased $2.5 million, or 9%, in 2005 from 2004 primarily due to a $4.4 million decrease in legal expenses, a $0.8 million decrease in accounting costs primarily related to Sarbanes-Oxley Act consulting fees, offset by a $1.2 million increase in office rent expense and a $0.9 million increase in payroll related costs. The increase in rent expense was due to a new lease arrangement in March 2005 for 141,000 square feet of additional office space in Santa Clara, California. As a result, our headquarters occupy approximately 250,000 square feet of office space.

General and administrative expenses increased $12.0 million in 2004, compared to 2003, primarily due to an increase of $9.1 million in legal fees related to the Nortel and Lucent patent infringement cases, $1.6 million for Sarbanes-Oxley related consulting fees related to compliance with SOX, and $0.9 million from reduced bad debt reserve requirements in 2003, compared to no bad debt reserve requirements in 2004.

Litigation settlement. In October 2004, we entered into a settlement agreement and patent cross-license agreement with Nortel. As a result of the agreements, Nortel's actions for monetary damages and an injunction against us were dismissed, and our suit against Nortel was also dismissed. Pursuant to the agreements, we paid \$35.0 million to Nortel and recorded an operating expense of \$30.2 million in the third quarter of 2004. The remaining amount paid to Nortel represents consideration for a four-year cross-license with Nortel and is being amortized ratably to cost of product revenue over the license term.

Interest and other income, net. We earn interest income on funds maintained in interest-bearing money market and investment accounts. We recorded net interest and other income of \$18.1 million, \$9.9 million, and \$5.2 million in 2005, 2004, and 2003, respectively. The increases each year were primarily due to higher investment balances combined with increasing interest rates throughout 2004 and 2005. Our total cash and investment balances were \$746.4 million, \$617.4 million, and \$505.7 million as of December 31, 2005, 2004, and 2003, respectively, year-to-year increases of over 20% in 2005 and 2004. See Item 7A "Quantitative and Qualitative Disclosures about Market Risk" for a description of our investment policy.

Income taxes. Our effective tax rate was 34%, 35%, and 36% for the years ended December 31, 2005, 2004, and 2003, respectively. These rates reflect applicable federal and state tax rates, offset by research and development tax credits, export sales incentives, and tax-exempt interest income.

Our income taxes payable for federal and state purposes have been reduced, and stockholders' equity increased, by the tax benefits associated with taxable dispositions of employee stock options. When an employee exercises a stock option issued under a nonqualified plan, or has a disqualifying disposition related to a qualified plan, we receive an income tax benefit for the difference between the fair market value of the stock issued at the time of the exercise and the employee's option price, tax effected. These benefits are credited directly to stockholders' equity and amounted to \$4.5 million, \$29.2 million, and \$46.5 million for the years ended December 31, 2005, 2004, and 2003, respectively.

Accelerated Vesting of Stock Options. On November 3, 2005, the Board of Directors approved the immediate vesting of approximately 2.2 million shares of unvested stock options previously awarded to employees and officers that have an exercise price of \$20.00 or greater under our equity compensation plans. The closing market price per share of our common stock on November 3, 2005 was \$12.44 and the exercise prices of the approximately 2.2 million in unvested options on that date ranged from \$21.50 to \$27.33. The Board of Directors made the decision to immediately vest these options based in part on the issuance of SFAS 123R. Absent the acceleration of these options, upon adoption of SFAS 123R, we would have been required to recognize approximately \$25.0 million in pre-tax compensation expense from these options over their remaining vesting terms as of December 31, 2005. We also believe that because the options that were accelerated had exercise prices in excess of the current market value of our common stock, the options were not fully achieving their original objective of incentive compensation and employee retention.

Expensing of Stock Awards. In December 2004, the FASB issued SFAS 123R, which was effective for us on January 1, 2006. SFAS 123R will result in our recognition of substantial compensation expense relating to our employee stock options and employee stock purchase plans. In 2005 and prior years, we used the intrinsic value method to measure compensation expense for stock-based awards to our employees. Under the new accounting standard, we are required to adopt a fair-value-based method for measuring the compensation expense related to employee stock awards, which will lead to substantial additional compensation expense and therefore will have a material adverse effect on our reported results of operations. The balance of unearned stock-based compensation, on a pre-tax basis, to be expensed in the period 2006 through 2009 related to share-based awards unvested at December 31, 2005, as previously calculated under the disclosure-only requirements of SFAS 123, is approximately \$51.0 million. To the extent that we grant restricted stock and additional stock options to employees and directors, stock-based compensation expense will be increased by the additional unearned compensation resulting from those additional grants. In addition, our tax rate may fluctuate significantly between periods based on the extent of employee gains recognized on stock option exercises. Note 2 to our Consolidated Financial Statements provides our pro forma net income and earnings per share as if we had used a fair-value-based method similar to the methods required under SFAS 123R to measure the compensation expense for employee stock awards during 2005, 2004, and 2003.

Liquidity and Capital Resources

	Year Ended December 31,		
	2005	2004	2003
		(In thousands)	
Cash and cash equivalents	$291,511	$ 112,274	$ 161,718
Short-term investments	280,868	331,202	184,859
Long-term investments	173,988	173,965	159,107
Total	$746,367	$ 617,441	$ 505,684
Net cash provided by operating activities	$109,686	$ 81,524	$ 115,449
Net cash provided by (used in) investing activities	40,411	(169,626)	(212,051)
Net cash provided by financing activities	28,645	39,156	70,609

Cash and investments increased $128.9 million in 2005 from 2004 primarily due to cash generated from operations of $109.7 million and the receipt of $28.6 million of cash from issuances of common stock to employees. Cash provided by operating activities was primarily attributable to net income of $56.0 million, plus adjustments for non-cash charges, including $15.1 million of inventory provisions, $9.1 million of depreciation and amortization, $4.5 million of tax benefit from stock option exercises, and a net increase in operating assets and liabilities of $19.0 million.

The $111.8 million increase in cash and investments from 2003 to 2004 was primarily the result of our pre-tax profitability, which enabled us to generate $81.5 million of cash from operations, and the receipt of $38.7 million of cash from issuances of common stock to employees. During 2004, our inventory purchases increased $24.2 million, our accounts receivable increased $14.4 million, and cash payments for income taxes, net of refunds received, were $5.3 million. This is low relative to our pre-tax income as a result of $29.2 million of tax benefit from stock option exercises in 2004.

Inventories were $32.3 million, $38.7 million, and $28.0 million as of December 31, 2005, 2004, and 2003, respectively. Inventories were higher in 2004 as we significantly increased our production and service inventory levels to support a broader product offering and larger installed customer base. Inventory turnover was approximately 4.1, 3.7, and 3.6 for the years ended December 31, 2005, 2004, and 2003, respectively.

Accounts receivable, net of allowances, decreased $13.2 million in 2005 and increased $14.4 million in 2004. Our accounts receivable and days sales outstanding (DSO) are primarily affected by shipment linearity, collections performance, and timing of support contract renewals. DSO, calculated based on annualized revenue for the most recent quarter ended and net accounts receivable as of the balance sheet date, decreased to 61 days as of December 31, 2005, from 79 days as of December 31, 2004, and from 63 days as of December 31, 2003. DSO was unusually high as of December 31, 2004 due to a higher amount of annual support contracts billed during December 2004, with little or no revenue contribution in 2004 and less linear shipments during the fourth quarter of 2004, in which approximately 65% of our product revenue shipped during the last month of the quarter.

Disclosures about Contractual Obligations and Commercial Commitments

The following table aggregates our contractual obligations and commercial commitments at December 31, 2005, and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating leases of facilities	$18,682	$ 5,535	$8,927	$4,010	$210
Purchase commitments with contract manufacturers	45,019	45,019	—	—	—
Total contractual cash obligations	$63,701	$50,554	$8,927	$4,010	$210

For purposes of the above table, contractual obligations for the purchase of goods or services are defined as agreements that are enforceable, legally binding on us, and that subject us to penalties if we cancel the agreement. Our purchase commitments are based on our short-term manufacturing needs and are fulfilled by our vendors within short time horizons.

Although it is difficult for us to predict future liquidity requirements with certainty, we believe our existing cash balances and anticipated funds from operations in 2006 will satisfy our cash requirements for at least the next 12 months. Key factors affecting our cash flows include our ability to effectively manage our working capital, in particular, inventories and accounts receivable, and future demand for our products and related pricing. We may incur higher capital expenditures in the near future to expand our operations. Although we do not have any current plans or commitments to do so, we may from time to time consider the acquisition of products or businesses complementary to our business. Any acquisition or investment may require additional capital.

Off-Balance Sheet Arrangements

Other than operating leases of facilities and purchase commitments with contract manufacturers, we do not maintain any off-balance sheet transactions, arrangements, or obligations that are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, or capital resources.

Indemnifications

In the ordinary course of business, we enter into contractual arrangements under which we may agree to indemnify the counter-party from losses relating to a breach of representations and warranties, a failure to perform certain covenants, or claims and losses arising from certain external events as outlined within the particular contract, which may include, for example, losses arising from litigation or claims relating to past performance. Such indemnification clauses may not be subject to maximum loss clauses. No amounts are reflected in our condensed consolidated financial statements as of December 31, 2005 or 2004 related to these indemnifications.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk.***

Interest rate risk

Our investments are made in accordance with an investment policy approved by our Board of Directors. The primary objective of our investment activities is to preserve capital while maximizing yields without significantly increasing risk. Our exposure to interest rate risk relates to our investment portfolio, which includes corporate and municipal bonds and government-sponsored enterprise securities. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate. We do not use interest rate swaps in our investment portfolio. We place our investments with high-credit quality issuers and, by policy, limit the amount of credit exposure with any one issuer or fund. For liquidity purposes, our investment policy requires that we maintain a minimum of $75 million in money market accounts of suitable credit quality.

Our investment portfolio, excluding auction rate securities, is classified as held-to-maturity and is recorded at amortized cost, and includes only securities with original maturities of less than two years and with secondary or resale markets to ensure portfolio liquidity. Since we hold our investments to maturity, we are exposed to risk in the event an issuer is not able to meet its obligations at maturity. To mitigate this risk, our investment policy does not allow us to invest more than $15 million with any one issuer. We do not have any investments denominated in foreign country currencies, and therefore are not subject to foreign currency risk on such investments.

We have performed a hypothetical sensitivity analysis assuming an immediate parallel shift in the yield curve of plus or minus 50 basis points (BPS), 100 BPS, and 150 BPS for the entire year, while all other variables remain constant. Hypothetical 50 BPS, 100 BPS, and 150 BPS declines in interest rates as of December 31, 2005 would reduce our annualized interest income by approximately $2.8 million, $5.6 million, and $8.4 million, respectively.

Foreign currency exchange rate risk

Currently, the majority of our international sales and expenses are denominated in U.S. dollars and, as a result, we have not experienced significant foreign exchange gains and losses to date. We do not currently enter into forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. However, in the event our exposure to foreign currency risk increases, we may choose to hedge those exposures. For most currencies, we are a net payer of foreign currencies and, therefore, benefit from a stronger U.S. dollar and are adversely affected by a weaker U.S. dollar relative to those foreign currencies.

We have performed a sensitivity analysis as of December 31, 2005 and 2004 using a modeling technique that measures the change in fair values arising from a hypothetical 10% adverse movement in foreign currency exchange rates relative to the U.S. dollar, with all other variables held constant. Foreign currency exchange rates used were based on market rates in effect at December 31, 2005 and 2004. The sensitivity analysis indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would not result in a material loss in the fair values of foreign currency denominated assets and liabilities at December 31, 2005 and 2004.

Item 8. ***Consolidated Financial Statements And Supplementary Data***

FOUNDRY NETWORKS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an adequate system of internal controls over financial reporting. The system contains monitoring mechanisms, and actions deemed appropriate by management are taken to address deficiencies. The Audit Committee, which is composed entirely of directors who are not officers or employees of the Company, provides oversight to the financial reporting process. Even an effective internal control system, no matter how well designed, has inherent limitations — including the possibility of human error and the circumvention or overriding of controls — and therefore can only provide reasonable assurance that financial statements are free of material errors. Further, because of changes in conditions, the effectiveness of the system of internal controls may vary over time and no projections can be made to future periods.

Management assessed the effectiveness of our internal control system over financial reporting as of December 31, 2005 using criteria described in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations (COSO). Based on this assessment, management believes that as of December 31, 2005, our system of internal controls over financial reporting is effective based on the COSO criteria. Ernst and Young, LLP, the registered public accounting firm that audited our financial statements included in this Annual Report on Form 10-K, has issued an attestation report on management's assessment of our internal control over financial reporting.

/s/ Bobby R. Johnson, Jr.
Chief Executive Officer and President

March 15, 2006

/s/ Timothy D. Heffner
Chief Financial Officer,
Vice President Finance and Administration

March 15, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Foundry Networks, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Foundry Networks, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Foundry Networks, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Foundry Networks, Inc. maintained effective internal control over financial reporting as of December 31, 2005 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Foundry Networks, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005 of Foundry Networks, Inc. and our report dated March 9, 2006 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Palo Alto, CA
March 9, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Foundry Networks, Inc.:

We have audited the accompanying consolidated balance sheets of Foundry Networks, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2) for the years ended December 31, 2005 and 2004. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Foundry Networks, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the years ended December 31, 2005 and 2004, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Foundry Networks, Inc. internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2006 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Palo Alto, CA
March 9, 2006

FOUNDRY NETWORKS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2004
	(In thousands, except per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$291,511	$112,274
Short-term investments	280,868	331,202
Accounts receivable, net of allowances for doubtful accounts of $2,387 and $3,117 and sales returns of $1,784 and $1,627 at December 31, 2005 and 2004, respectively	78,351	91,502
Inventories	32,309	38,743
Deferred tax assets	29,268	25,799
Prepaid expenses and other assets	7,824	6,865
Total current assets	720,131	606,385
Property and equipment, net	10,986	8,852
Investments	173,988	173,965
Deferred tax assets	10,351	16,479
Other assets	6,468	5,511
Total assets	$921,924	$811,192
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 22,307	$ 18,238
Accrued payroll and related expenses	23,410	21,682
Income taxes payable	10,161	—
Other accrued expenses	9,545	8,700
Deferred support revenue	38,653	38,621
Total current liabilities	104,076	87,241
Deferred support revenue	21,828	17,613
Total liabilities	125,904	104,854
Commitments and contingencies (Note 3)		
Stockholders' equity:		
Preferred stock, $0.0001 par value:		
Authorized — 5,000 shares at December 31, 2005 and 2004; None issued and outstanding as of December 31, 2005 and 2004	—	—
Common stock, $0.0001 par value:		
Authorized — 300,000 shares at December 31, 2005 and 2004:		
Issued and outstanding — 141,149 and 137,226 shares at December 31, 2005 and 2004, respectively	14	14
Additional paid-in capital	500,856	467,682
Accumulated other comprehensive income (loss)	44	(451)
Retained earnings	295,106	239,093
Total stockholders' equity	796,020	706,338
Total liabilities and stockholders' equity	$921,924	$811,192

The accompanying notes are an integral part of these consolidated financial statements.

FOUNDRY NETWORKS, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2005	2004	2003
	(In thousands, except per share data)		
Net revenue:			
Product	$338,784	$349,019	$351,325
Service	65,072	60,085	48,303
Total net revenue	403,856	409,104	399,628
Cost of revenue:			
Product	143,473	129,189	133,112
Service	11,721	14,234	7,746
Total cost of revenue	155,194	143,423	140,858
Gross margin	248,662	265,681	258,770
Operating expenses:			
Research and development	51,289	43,905	40,473
Sales and marketing	103,876	98,614	88,439
General and administrative	27,071	29,604	17,570
Litigation settlement	—	30,193	—
Amortization of deferred stock compensation	—	—	231
Total operating expenses	182,236	202,316	146,713
Income from operations	66,426	63,365	112,057
Interest and other income, net	18,124	9,868	5,168
Income before provision for income taxes	84,550	73,233	117,225
Provision for income taxes	28,537	25,266	42,143
Net income	$ 56,013	$ 47,967	$ 75,082
Basic net income per share	$ 0.40	$ 0.35	$ 0.60
Weighted average shares used in computing basic net income per share	139,176	135,445	125,133
Diluted net income per share	$ 0.39	$ 0.34	$ 0.55
Weighted average shares used in computing diluted net income per share	143,323	143,118	135,631

The accompanying notes are an integral part of these consolidated financial statements.

FOUNDRY NETWORKS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Note Receivable from Stockholder	Deferred Stock Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity	Comprehensive Income
	Shares	Amount							
					(In thousands)				
BALANCES AT DECEMBER 31, 2002	121,329	12	282,699	(480)	(231)	55	116,044	398,099	
Issuances of common stock under stock plans	10,295	1	70,625	—	—	—	—	70,626	
Repurchase of common stock from terminated employee	(1)	—	(17)	—	—	—	—	(17)	
Amortization of deferred stock compensation	—	—	—	—	231	—	—	231	
Tax benefit from stock option exercises	—	—	46,482	—	—	—	—	46,482	
Foreign currency translation adjustments	—	—	—	—	—	(8)	—	(8)	(8)
Net income	—	—	—	—	—	—	75,082	75,082	75,082
BALANCES AT DECEMBER 31, 2003	131,623	13	399,789	(480)	—	47	191,126	590,495	75,074
Issuances of common stock under stock plans	5,603	1	38,675	—	—	—	—	38,676	
Tax benefit from stock option exercises	—	—	29,218	—	—	—	—	29,218	
Repayment of note receivable from stockholder	—	—	—	480	—	—	—	480	
Foreign currency translation adjustments	—	—	—	—	—	(498)	—	(498)	(498)
Net income	—	—	—	—	—	—	47,967	47,967	47,967
BALANCES AT DECEMBER 31, 2004	137,226	14	467,682	—	—	(451)	239,093	706,338	47,469
Issuances of common stock under stock plans	3,923	—	28,645	—	—	—	—	28,645	
Tax benefit from stock option exercises	—	—	4,529	—	—	—	—	4,529	
Foreign currency translation adjustments	—	—	—	—	—	495	—	495	495
Net income	—	—	—	—	—	—	56,013	56,013	56,013
BALANCES AT DECEMBER 31, 2005	141,149	$14	$500,856	$ —	$ —	$ 44	$295,106	$796,020	$56,508

The accompanying notes are an integral part of these consolidated financial statements.

FOUNDRY NETWORKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2005	2004	2003
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 56,013	$ 47,967	$ 75,082
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	9,124	7,439	5,333
Amortization of deferred stock compensation	—	—	231
(Reduction of) provision for doubtful accounts	154	—	(862)
Provision for sales returns	3,083	2,080	3,709
Inventory provisions	15,116	13,485	9,007
Deferred tax assets	2,659	(8,970)	(4,748)
Tax benefit from stock option exercises	4,529	29,218	46,482
Changes in operating assets and liabilities:			
Accounts receivable	9,914	(16,505)	(28,028)
Inventories	(8,682)	(24,211)	(3,545)
Prepaid expenses and other assets	(3,274)	(6,184)	(1,425)
Accounts payable	4,069	8,158	(1,604)
Accrued payroll and related expenses	1,728	5,032	4,902
Other accrued expenses	845	2,834	(160)
Income taxes payable	10,161	62	(3,806)
Deferred support revenue	4,247	21,119	14,881
Net cash provided by operating activities	109,686	81,524	115,449
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of available-for-sale investments	(150,700)	(419,425)	(298,800)
Purchases of held-to-maturity investments	(256,022)	(179,602)	(162,539)
Proceeds from sales of available-for-sale investments	314,625	326,900	216,000
Proceeds from maturities of held-to-maturity investments	142,408	110,926	40,107
Purchases of property and equipment, net	(9,900)	(8,425)	(6,819)
Net cash provided by /(used in) investing activities	40,411	(169,626)	(212,051)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuances of common stock	28,645	38,676	70,626
Repayment of note receivable from stockholder	—	480	—
Repurchases of common stock	—	—	(17)
Net cash provided by financing activities	28,645	39,156	70,609
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	178,742	(48,946)	(25,993)
Effect of exchange rate changes on cash	495	(498)	(8)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	112,274	161,718	187,719
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 291,511	$ 112,274	$ 161,718
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid for income taxes, net of refunds	$ 10,813	$ 5,321	$ 4,202

The accompanying notes are an integral part of these consolidated financial statements.

FOUNDRY NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Founded in 1996, Foundry designs, develops, manufactures, markets and sells a comprehensive, end-to-end suite of high performance data networking solutions, including Ethernet Layer 2-7 switches, Metro routers, and Internet traffic management products. Our customers include U.S. government agencies, universities, e-commerce sites, and enterprises such as healthcare, financial, manufacturing and entertainment companies, as well as Internet and Metro service providers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Foreign Currency Translation

Our consolidated financial statements reflect the operations of Foundry and our wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated. The functional currency of our foreign subsidiaries is deemed to be the local country's currency. Assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rate in effect at the applicable balance sheet date, and revenue and expenses are translated into U.S. dollars using average exchange rates prevailing during that period. Translation adjustments have not been material to date and are included as a component of accumulated other comprehensive income or loss within stockholders' equity.

Reclassifications

Certain prior period amounts have been reclassified to conform to the December 31, 2005 presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments, and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates. Estimates, judgments and assumptions are used in the recognition of revenue, accounting for allowances for doubtful accounts and sales returns, inventory provisions, product warranty liability, income taxes, deferred tax assets, contingencies and similar items. Estimates, judgments and assumptions are reviewed periodically by management and the effects of revisions are reflected in the consolidated financial statements in the period in which they are made.

Cash Equivalents and Investments

We consider all investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents consist of corporate and government debt securities, and cash deposited in checking and money market accounts.

Investments with original maturities greater than 90 days that mature less than one year from the consolidated balance sheet date are classified as short-term investments. Investments with maturities greater than one year from the consolidated balance sheet date are classified as long-term investments. Auction rate debt securities are classified as short-term investments and have original maturities longer than 1 year but interest rates that reset from 7 days to 2 years.

Our auction rate securities are classified as available-for-sale and are carried at fair value which approximated cost. Unrealized gains and losses, if any, are recorded as a component of accumulated other comprehensive income (loss). There have been no unrealized gains or losses recorded to date. The 2004 information below has been revised to reflect the reclassification of auction rate securities as available-for-sale. All other investments, which include municipal bonds, corporate bonds, and federal agency securities, are classified as held-to-maturity and stated at amortized cost. We do not recognize changes in the fair value of held-to-maturity investments in income unless a decline in value is considered other-than-temporary.

Our short-term and long-term investments are maintained and managed at two major financial institutions. Besides auction rate securities, our investment portfolio includes only marketable securities with original maturities of less than 2 years and with secondary or resale markets.

We monitor our investments for impairment on a quarterly basis and determine whether a decline in fair value is other-than-temporary by considering factors such as current economic and market conditions, the credit rating of the security's issuer, the length of time an investment's fair value has been below our carrying value, the interval between auction periods, whether or not there have been any failed auctions, and our ability and intent to hold investments to maturity. If an investment's decline in fair value is caused by factors other than changes in interest rates and is deemed to be other-than-temporary, we would reduce its carrying value to its estimated fair value, as determined based on quoted market prices or liquidation values. Declines in value judged to be other-than-temporary, if any, are recorded in operations as incurred.

Cash equivalents and investments consist of the following (in thousands):

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash equivalents:				
Money market funds	$125,441	$—	$ —	$125,441
Government-sponsored enterprise securities	102,912	3	(61)	102,854
Available-for-sale:				
Auction rate municipal bonds	67,575	—	—	67,575
Held-to-maturity:				
Municipal bonds	39,974	—	(86)	39,888
Corporate bonds	1,511	—	(9)	1,502
Government-sponsored enterprise securities	345,796	—	(2,619)	343,177
	$683,209	$ 3	$(2,775)	$680,437
Cash equivalents	$228,353	$ 3	$ (61)	$228,295
Short-term investments	280,868	—	(1,360)	279,508
Long-term investments	173,988	—	(1,354)	172,634
	$683,209	$ 3	$(2,775)	$680,437

	December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash equivalents:				
Money market funds	$ 72,203	$—	$ —	$ 72,203
Available-for-sale:				
Auction rate municipal bonds	231,498	—	—	231,498
Held-to-maturity:				
Municipal bonds	62,434	5	(157)	62,282
Corporate bonds	6,241	—	(58)	6,183
Government-sponsored enterprise securities	204,994	2	(1,443)	203,553
	$577,370	$ 7	$(1,658)	$575,719
Cash equivalents	$ 72,203	$—	$ —	$ 72,203
Short-term investments	331,202	3	(588)	330,617
Long-term investments	173,965	4	(1,070)	172,899
	$577,370	$ 7	$(1,658)	$575,719

Municipal and corporate bonds. Unrealized losses as of December 31, 2005 on our investments in municipal and corporate bonds were caused by interest rate increases. The contractual terms of the debentures do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. The issuers of our municipal bonds have a credit rating of AAA, and the issuers of our corporate bonds have a credit rating of AA (Moody's and S&P).

Government-sponsored enterprise securities (GSEs). Unrealized losses as of December 31, 2005 on our investments in fixed income housing GSEs (i.e., Federal National Mortgage Association and Federal Home Loan Mortgage Corp.) were caused by interest rate increases. The contractual terms of the investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. The issuers of our GSEs have a credit rating of AAA.

In accordance with EITF 03-1, *The Meaning of Other-Than-Temporary Impairment and Its application to Certain Investments*, the following table summarizes the fair value and gross unrealized losses related to our held-to-maturity securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2005 (in thousands):

	Loss Less Than 12 months		Loss Greater Than 12 months		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Municipal bonds	$ 15,838	$ (50)	$ 6,004	$ (36)	$ 21,842	$ (86)
Corporate bonds	1,502	(9)	—	—	1,502	(9)
Government-sponsored enterprise securities	291,251	(1,469)	144,788	(1,211)	436,039	(2,680)
	$308,591	$(1,528)	$150,792	$(1,247)	$459,383	$(2,775)

Because the decline in the market value of our investments is attributable to changes in interest rates and not credit quality, and because we have the ability and intent to hold these investments until a recovery of our amortized cost, which will be at maturity, we do not consider these investments to be other-than-temporarily impaired at December 31, 2005.

Allowance for Doubtful Accounts

We record an allowance for doubtful accounts to ensure trade receivables are not overstated due to uncollectibility. Accounts receivable are not sold or factored. Exposure to credit risk is controlled through credit approvals, credit limits, and continuous monitoring procedures. Customers are subject to a credit review process that evaluates their financial position and ability to pay. Specific allowances for bad debts are recorded when we become aware of a customer's inability to meet its financial obligation to us, such as in the case of bankruptcy filings or a significant deterioration in financial position. Estimates are used in determining allowances for all other customers based on factors such as current economic and industry trends, the extent to which receivables are past due and historical collection experience. Accounts are deemed past due once they exceed the due date on the invoice. We mitigate some collection risk by requiring certain international customers to secure letters of credit or bank guarantees prior to placing an order with us. If circumstances change, estimates regarding the collectibility of receivables would be adjusted.

Inventories

Inventories are stated on a first-in, first-out basis at the lower of cost or estimated net realizable value, and include purchased parts, labor and manufacturing overhead. Inventories consist of the following (in thousands):

	December 31,	
	2005	2004
Purchased parts	$ 8,008	$11,713
Work-in-process	11,475	19,795
Finished goods	12,826	7,235
	$32,309	$38,743

The networking industry is characterized by rapid technological change, frequent new product introductions, changes in customer requirements, and evolving industry standards. Our inventory purchases and commitments are made based on anticipated demand for our products, as estimated by management, and our expected service requirements. We perform an assessment of our inventory each quarter, which includes a review of, among other factors, demand requirements, manufacturing lead-times, product life cycles and development plans, product pricing and quality issues. Based on this analysis, we estimate the amount of excess and obsolete inventory on hand and make adjustments to record inventory at the lower of cost or estimated net realizable value. Once inventory has been written down to the lower of cost or estimated net realizable value, it is reflected on our balance sheet at its new carrying value until it is sold or otherwise disposed. Inventory provisions of $15.1 million, $13.5 million and $9.0 million were recorded for the years ended December 31, 2005, 2004, and 2003, respectively.

Concentrations

Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash equivalents, short and long-term investments, and accounts receivable. We seek to reduce credit risk on financial instruments by investing in high-quality debt issuances and, by policy, we limit the amount of credit exposure with any one issuer or fund. Additionally, we grant credit only to customers deemed credit worthy in the judgment of management. As of December 31, 2005 and 2004, ten customers accounted for approximately 32% and 41%, respectively, of our net outstanding trade receivables.

Certain components, including ASICs and power supplies, used in our products are purchased from sole sources. Such components may not be readily available from other suppliers as the development period required to fabricate such components can be lengthy. The inability of a supplier to fulfill our production requirements, or the time required for us to identify new suppliers if a relationship is terminated, could negatively affect our future results of operations.

Property and Equipment

Property and equipment are stated at cost. Depreciation expense is recorded using the straight-line method over the estimated useful lives of the assets, which are two years for computers, software, and equipment and three years for furniture and fixtures. Leasehold improvements are amortized over the shorter of their estimated useful life or the lease term.

Property and equipment consisted of the following (in thousands):

	December 31,	
	2005	2004
Computers, software and equipment	$ 39,198	$ 31,259
Leasehold improvements	4,021	2,060
Furniture and fixtures	109	109
	43,328	33,428
Less accumulated depreciation	(32,342)	(24,576)
Property and equipment, net	$ 10,986	$ 8,852

Revenue Recognition

General. We generally sell our products through our direct sales force and value-added resellers. We generate the majority of our revenue from sales of chassis and stackable-based networking equipment, with the remainder of our revenue primarily coming from customer support fees. We recognize revenue when persuasive evidence of an arrangement exists, delivery or performance has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Evidence of an arrangement generally consists of customer purchase orders and, in certain instances, sales contracts or agreements. Shipping terms and related documents, or written evidence of customer acceptance, when applicable, are used to verify delivery or performance. We assess whether the sales price is fixed or determinable based on payment terms and whether the sales price is subject to refund or adjustment. We assess collectibility based on the creditworthiness of the customer as determined by our credit checks and the customer's payment history with us. It is our practice to identify an end-user prior to shipment to a value-added reseller.

When sales arrangements contain multiple elements (e.g., hardware and installation), we apply the provisions of Emerging Issues Task Force Issue No. 00-21 (EITF 00-21), *Revenue Arrangements with Multiple Deliverables*, to determine the separate units of accounting that exist within the arrangement. If more than one unit of accounting exists, the arrangement consideration is allocated to each unit of accounting using either the relative fair value method or the residual fair value method as prescribed by EITF 00-21. Revenue is recognized for each unit of accounting when the revenue recognition criteria described in the preceding paragraph have been met for that unit of accounting.

Product. Product revenue is generally recognized upon transfer of title and risk of loss, which is generally upon shipment. If an acceptance period or other contingency exists, revenue is recognized upon the earlier of customer acceptance or expiration of the acceptance period, or upon satisfaction of the contingency. Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue.

At the time product revenue is recognized, we estimate the amount of warranty costs to be incurred and record the amount as a cost of product revenue. Our standard warranty period extends one or five years from the date of sale, depending on the type of product purchased. Our estimate of the amount necessary to settle warranty claims is based primarily on our past experience. We also provide for estimated sales returns at the time product revenue is recognized and record that amount as a reduction to product revenue. Our sales return provision is based primarily on historical sales returns and our return policies. Our resellers generally do not have a right of return and our contracts with original equipment manufacturers only provide for rights of return in the event our products do not meet our published specifications or there is an epidemic failure, as defined in the contracts.

Services. Service revenue consists primarily of fees for customer support services. Our suite of customer support programs provides customers access to technical assistance, unspecified software updates on a when-and-if available basis, hardware repair and replacement parts.

Support services are offered under renewable, fee-based contracts. Revenue from customer support contracts is deferred and recognized ratably over the contractual support period, in accordance with FASB Technical Bulletin 90-1, *Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts.* Support contracts generally range from one to five years.

Segment and Geographic Information

Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. We are organized as, and operate in, one reportable segment: the design, development, manufacturing, marketing and sale of a comprehensive, end-to-end suite of high-performance data networking solutions, including Ethernet Layer 2-7 switches, Metro routers and Internet traffic management products. Our chief operating decision-making group reviews consolidated financial information, accompanied by information about revenue by geographic region and configuration type. We do not assess the performance of our geographic regions on other measures of income or expense, such as depreciation and amortization, gross margin or net income. In addition, our assets are primarily located in our corporate office in the United States and not allocated to any specific region. Therefore, geographic information is presented only for net product revenue.

We manage our business based on four geographic regions: the Americas (primarily the United States); Europe, the Middle East, and Africa (EMEA); Japan; and Asia Pacific. Our foreign offices conduct sales, marketing and support activities. Because some of our customers, such as the U.S. Federal government and multinational companies, span various geographic locations, we determine revenue by geographic region based on the billing location of the customer. Net product revenue by region as a percentage of net product revenue was as follows for the years ended December 31:

	2005	2004	2003
Americas	64%	64%	63%
EMEA	18%	18%	14%
Japan	10%	10%	15%
Asia Pacific	8%	8%	8%

Sales to the U.S. federal government accounted for approximately 19%, 27%, and 31% of our total revenue in 2005, 2004, and 2003, respectively.

For the years ended December 31, 2005 and 2004, no customers accounted for 10% or more of our net product revenue. For the year ended December 31, 2003, two customers accounted for greater than 10% of our net product revenue. Mitsui, a reseller in Japan, accounted for 14% and a U.S. government integrator represented 12% of our net product revenue in 2003.

Advertising Costs

We expense advertising costs as incurred. Advertising expenses for the years ended December 31, 2005, 2004, and 2003 were $5.7 million, $7.9 million, and $3.5 million, respectively.

Computation of Per Share Amounts

Basic earnings per share (EPS) has been calculated using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Diluted EPS has been calculated using the weighted-average number of shares of common stock outstanding during the period and potentially dilutive weighted-average common stock equivalents. There were no shares subject to repurchase during 2005, 2004, and 2003. Weighted-average common stock equivalents include the potentially dilutive effect of in-the-money stock options, determined based on the average share price for each period using the treasury stock method. Under the treasury stock method, the tax-effected proceeds that would be received assuming the exercise of all in-the-money stock options are assumed to be used to repurchase shares in the open market. Certain common stock equivalents were excluded from the calculation of diluted EPS because the exercise price of these common stock equivalents was greater than the average market price of the common stock for the respective period and, therefore, their inclusion would have been anti-dilutive. There were 13.3 million, 8.5 million, and 1.9 million anti-dilutive common stock equivalents for the years ended December 31, 2005, 2004, and 2003, respectively.

	Year Ended December 31,		
	2005	2004	2003
	(In thousands, except per share data)		
Net income	$ 56,013	$ 47,967	$ 75,082
Basic:			
Weighted average shares used in computing basic EPS	139,176	135,445	125,133
Basic EPS	$ 0.40	$ 0.35	$ 0.60
Diluted:			
Weighted average shares outstanding	139,176	135,445	125,133
Add: Weighted average dilutive potential shares	4,147	7,673	10,498
Weighted average shares used in computing diluted EPS	143,323	143,118	135,631
Diluted EPS	$ 0.39	$ 0.34	$ 0.55

Accounting for Stock-Based Compensation

As permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), *Accounting for Stock-Based Compensation*, we follow the intrinsic value method of accounting for employee stock options as prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees.* Accordingly, we recognize compensation expense if options are granted with an exercise price below fair market value at the date of grant or if options are modified subsequent to the date of grant. Any resulting compensation expense is recognized either ratably over the vesting period or using variable accounting over the period from the date of modification to exercise or cancellation of the award.

We currently grant stock options under several stock option plans that allow for the granting of non-qualified and incentive stock options to our employees and directors. Stock options generally vest ratably over one to five years from the date of grant and have a term of five to ten years. We also have an employee stock purchase plan that allows eligible employees to purchase shares of our common stock at 85% of the lower of the fair market value of the common stock at the beginning of each offering period or at the end of each purchase period through payroll deductions that may not exceed 20% of an employee's compensation.

Accelerated Vesting of Stock Options. On November 3, 2005, the Board of Directors approved the immediate vesting of approximately 2.2 million shares of unvested stock options previously awarded to employees and officers that have an exercise price of $20.00 or greater under our equity compensation plans. The closing market price per share of our common stock on November 3, 2005 was $12.44 and the exercise prices of the approximately 2.2 million in unvested options on that date ranged from $21.50 to $27.33. The Board of Directors made the decision to immediately vest these options based in part on the issuance of SFAS 123R. Absent the acceleration of these options, upon adoption of SFAS 123R, we would have been required to recognize approximately $25.0 million in pre-tax compensation expense from these options over their remaining vesting terms as of December 31, 2005. By accelerating these unvested stock options, the related compensation expense is included in the 2005 pro forma results below. We also believe that because the options that were accelerated had exercise prices in excess of the current market value of our common stock, the options were not fully achieving their original objective of incentive compensation and employee retention.

The following table illustrates the effect on reported net income and earnings per share had we accounted for our employee stock options and employee stock purchase plan under the fair value method prescribed by SFAS 123.

	Year Ended December 31,		
	2005	2004	2003
	(In thousands, except per share amounts)		
Net income as reported	$ 56,013	$ 47,967	$ 75,082
Add: Total stock-based compensation expense included in reported net income, net of tax effect	—	—	150
Deduct: Total stock-based compensation expense determined using the fair value method for all awards, net of related tax effect	(54,034)	(42,206)	(32,962)
Pro forma net income	$ 1,979	$ 5,761	$ 42,270
Basic net income per share:			
As reported	$ 0.40	$ 0.35	$ 0.60
Pro forma	$ 0.01	$ 0.04	$ 0.34
Diluted net income per share:			
As reported	$ 0.39	$ 0.34	$ 0.55
Pro forma	$ 0.01	$ 0.04	$ 0.31

The weighted average fair value of stock options granted under all plans during 2005, 2004, and 2003 was $4.30, $8.17, and $6.15 per share, respectively. We estimate the fair value of our stock options using the Black-Scholes option pricing model and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The Black-Scholes option-pricing model includes assumptions regarding expected stock price volatility, option lives, dividend yields, and risk-free interest rates. These assumptions reflect our best estimates, but involve uncertainties based on market conditions generally outside of our control.

The following weighted-average assumptions were used to estimate the fair value of option grants and employee stock purchase plan purchase rights. Expected volatility assumptions were based primarily on the historical volatility of our common stock over the most recent period commensurate with the estimated expected life of our stock options. We base expected life assumptions on historical experience as well as the contractual terms and vesting periods of the options granted. During the fourth quarter of 2005, the expected life of stock options was determined using the simplified method pursuant to the SEC's Staff Accounting Bulletin 107. We believe this calculation provides a reasonable estimate of expected life for our employee stock options. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option.

	Stock Option Plan			Employee Stock Purchase Plan		
	2005	2004	2003	2005	2004	2003
Average risk free interest rate	3.72%	2.93%	2.16%	2.48%	2.12%	1.88%
Average expected life of the options	3.0 years	3.5 years	3.8 years	1.3 years	1.4 years	2.0 years
Dividend yield	0%	0%	0%	0%	0%	0%
Volatility of common stock	61.9%	71.9%	75.0%	63.2%	67.1%	73.7%

Recent Accounting Pronouncements

In November 2005, the FASB issued FASB Staff Position (FSP) Nos. FAS 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of other-than-temporary impairments. The guidance in this FSP is effective for reporting periods beginning after December 15, 2005. We do not expect the adoption of this FSP to have a material effect on our consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS 123R), which replaces SFAS No. 123 (SFAS 123), *Accounting for Stock-Based Compensation*, and supercedes APB Opinion No. 25, *Accounting for Stock Issued to Employees.* SFAS 123R also amends SFAS No. 95, *Statement of Cash Flows*, to require that tax benefits from stock option exercises be classified as a financing activity, rather than an operating activity, on the statement of cash flows. This requirement will reduce net cash flows from operating activities in periods after adoption. While we cannot estimate what those amounts will be in the future (because this would depend on, among other things, when employees exercise stock options), we have recognized $4.5 million and $29.2 million in 2005 and 2004, respectively, in operating cash flows for the tax benefit from stock option exercises. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning on January 1, 2006 for calendar year companies.

SFAS 123R permits companies to adopt its requirements using either a "modified prospective" method, or a "modified retrospective" method. Under the "modified prospective" method, compensation cost for the unvested portion of awards that are outstanding as of the adoption date will be recognized over the remaining service period. The compensation cost for that unvested portion of awards will be based on the grant-date fair value of those awards as calculated for pro forma disclosures under SFAS 123, as originally issued. All new awards and awards that are modified, repurchased, or cancelled after the adoption date will be accounted for under the provisions of SFAS 123R. Under the "modified retrospective" method, the requirements are the same as under the "modified prospective" method, but entities are allowed to restate financial statements of previous periods based on proforma disclosures made in accordance with SFAS 123. We have adopted SFAS 123R on January 1, 2006 using the modified prospective method. We expect adoption of SFAS 123R to have a material adverse effect on our consolidated results of operations. The balance of unearned stock-based compensation, on a pre-tax basis, to be expensed in the period 2006 through 2009 related to share-based awards unvested at December 31, 2005, as previously calculated under the disclosure-only requirements of SFAS 123, is approximately $51.0 million. To the extent that we grant restricted stock and additional stock options to employees and directors, stock-based compensation expense will be increased by the additional unearned compensation resulting from those additional grants. In addition, our tax rate may fluctuate significantly between periods based on the extent of employee gains recognized on stock option exercises.

In November 2005, the FASB issued FSP FAS 123R-3, *Transition Election to Accounting for the Tax Effects of Share-Based Payment Awards.* The guidance provides a simplified method to calculate the Additional Paid-In Capital (APIC) pool for the beginning balance of excess tax benefits and the method of determining the subsequent impact on the pool of option awards that are outstanding and fully or partially vested upon our adoption of SFAS 123R on January 1, 2006. In addition, this FSP addresses that when the alternative APIC pool calculation is used, tax benefits related to certain employee awards should be included as a cash flow from financing activities and a cash outflow from operating activities within the statements of cash flows. The FSP allows companies up to one year from the later of the adoption date of SFAS 123R or November 10, 2005 to evaluate the available transition alternatives and make a one-time election. We are in the process of evaluating the impact of the new method provided by this guidance.

In June 2005, the FASB issued FSP No. FAS 143-1 (FSP 143-1), *Accounting for Electronic Equipment Waste Obligations*, which provides guidance on the accounting for certain obligations associated with the Directive on Waste Electrical and Electronic Equipment (the Directive), which was adopted by the European Union (EU). Under the Directive, the waste management obligation for historical equipment (products put on the market on or prior to August 13, 2005) sold to commercial users remains with the commercial user unless legislation adopted by the particular EU-member country provides for the transfer of the obligation back to the producer. The Directive has not yet been implemented in every EU country and specific EU country requirements may vary. FSP 143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005 or the date of the Directive's adoption into law by the applicable EU member countries in which the Company has significant operations. FSP 143-1 does not address the accounting for the disposal of waste related to equipment put on the market after August 13, 2005. With respect to those EU-member countries that had implemented the Directive as of December 31, 2005, we have adopted FSP 143-1 and such adoption did not have a material effect on our financial position or results of operations. With respect to those EU-member countries that had not adopted legislation to implement the Directive as of December 31, 2005, we do no expect the adoption of FSP 143-1 to have a material effect on our financial condition or results of operations.

In May 2005, the FASB issued SFAS No. 154 (SFAS 154), *Accounting Changes and Error Corrections.* SFAS 154, which replaces APB Opinion No. 20 (APB 20), *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28*, applies to all voluntary changes in accounting principle and provides guidance on the accounting for and reporting of accounting changes and error corrections. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of change a cumulative effect of changing to the new accounting principle while SFAS 154 requires retrospective application, or the latest practicable date, for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 enhances the consistency of financial information between periods. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. We do not expect that adoption of this statement will have a material effect on our results of operations or financial condition.

In November 2004, the FASB issued SFAS No. 151(SFAS 151), *Inventory Costs — An Amendment of ARB No. 43, Chapter 4.* SFAS 151 amends the guidance in ARB No. 43, Chapter 4, *Inventory Pricing*, to clarify the types of costs that should be expensed rather than capitalized as inventory. Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. We will be required to adopt SFAS 151 in the first quarter of fiscal 2006, beginning on January 1, 2006. We do not expect the adoption of SFAS 151 to have a material effect on our results of operations.

3. COMMITMENTS AND CONTINGENCIES

Guarantees and Product Warranties

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires that upon issuance of a guarantee, the guarantor must disclose and record a liability for the fair value of the obligation it assumes under that guarantee. FIN 45 is applicable to our product warranty liability and indemnification obligations contained in commercial agreements, including customary intellectual property indemnifications for our products contained in agreements with our resellers and end-users.

We provide customers with a standard one or five year hardware warranty, depending on the type of product purchased, and 90-day software warranty. Customers can upgrade and/or extend the warranty for up to five years by purchasing one of our customer support programs. Our warranty accrual represents our best estimate of the amount necessary to settle future and existing claims as of the balance sheet date. We periodically assess the adequacy of our warranty accrual and adjust the amount as considered necessary.

Changes in our product warranty liability for the year ended December 31, 2005 were as follows (in thousands):

Balance, December 31, 2004	$ 1,498
Liabilities accrued for warranties issued during the period	1,058
Warranty claims settled during the period	(1,015)
Changes in liabilities for pre-existing warranties during the period, including changes in estimates	(30)
Balance, December 31, 2005	$ 1,511

We offer our customers renewable support arrangements, including extended warranties, that generally range from one to five years. We do not separate extended warranty revenue from routine support service revenue, as it is not practical to do so. The change in our deferred support revenue balance was as follows for the year ended December 31, 2005 (in thousands):

Deferred support revenue at December 31, 2004	$ 56,234
New support arrangements	67,662
Recognition of support revenue	(63,415)
Ending balance at December 31, 2005	$ 60,481

In the ordinary course of business, we enter into contractual arrangements under which we may agree to indemnify the counter-party from losses relating to a breach of representations and warranties, a failure to perform certain covenants, or claims and losses arising from certain external events as outlined within the particular contract, which may include, for example, losses arising from litigation or claims relating to past performance. Such indemnification clauses may not be subject to maximum loss clauses. No amounts are reflected in our consolidated financial statements as of December 31, 2005 or 2004 related to these indemnifications as, historically, payments made related to these indemnifications have not been material to our consolidated financial position or results of operations.

Leases

We lease our facilities and office buildings under operating leases that expire at various dates through April 2011. Most of our leases contain renewal options. Our headquarters for corporate administration, research and development, sales and marketing, and manufacturing occupy approximately 110,000 square feet of space in San Jose, California. In March 2005, we entered into a lease agreement for 141,000 square feet of additional office space in Santa Clara, California. The Santa Clara lease expires in 2010. We continue to utilize the San Jose location for our manufacturing operations and recently moved our corporate administration, research and development, and sales and marketing functions to Santa Clara. Rent expense under all operating leases was $6.7 million, $5.4 million, and $5.3 million in 2005, 2004, and 2003, respectively. At December 31, 2005, future minimum lease payments under all noncancelable operating leases were as follows (in thousands):

	Operating Leases
2006	$ 5,535
2007	5,228
2008	3,699
2009	2,683
2010	1,327
Thereafter	210
Total lease payments	$18,682

Purchase Commitments with Suppliers and Third-Party Manufacturers

We use contract manufacturers to assemble certain parts for our chassis and stackable products. We also utilize third-party OEMs to manufacture certain Foundry-branded products. In order to reduce manufacturing lead-times and ensure an adequate supply of inventories, our agreements with some of these manufacturers allow them to procure long lead-time component inventory on our behalf based on a rolling production forecast provided by us. We are contractually obligated to purchase long lead-time component inventory procured by certain manufacturers in accordance with our forecasts although we can generally give notice of order cancellation at least 90 days prior to the delivery date. In addition, we issue purchase orders to our component suppliers and third-party manufacturers that may not be cancelable. As of December 31, 2005, we had approximately $45.0 million of open purchase orders with our component suppliers and third-party manufacturers that may not be cancelable.

Settlement and Patent License Agreements

On September 30, 2005, we entered into a patent cross-license agreement with IBM Corporation (IBM). Pursuant to the agreement, we paid $4.5 million to IBM in the third quarter of 2005. Based on management's judgment and the results of a third-party valuation analysis, we recorded a $2.6 million charge in general and administrative expenses on the accompanying consolidated statements of operations in the third quarter of 2005. The remaining value under this agreement represents consideration for a three-year cross-license with IBM and is amortized ratably to the cost of product revenue.

On October 25, 2004, we entered into a settlement agreement and patent cross-license (the agreements) covering technologies that were at issue in litigation with Nortel. The agreements resolved the ongoing litigation in both Massachusetts and California. Pursuant to the agreements, we paid $35.0 million to Nortel in early November 2004 and, based on management's judgment and the results of a third-party valuation analysis, we recorded an operating expense of $30.2 million in the third quarter of 2004. The remaining $4.8 million paid to Nortel represents consideration for a four-year cross-license with Nortel.

Litigation

We are a defendant in a class action lawsuit filed on November 27, 2001 in the United States District Court for the Southern District of New York (the court) on behalf of purchasers of our common stock alleging violations of federal securities laws. The case was designated as *In re Foundry Networks, Inc. Initial Public Offering Securities Litigation*, No. 01-CV-10640 (SAS) (S.D.N.Y.), *related to In re Initial Public Offering Securities Litigation*, No. 21 MC 92 (SAS) (S.D.N.Y.). The case is brought purportedly on behalf of all persons who purchased our common stock from September 27, 1999 through December 6, 2000. The operative amended complaint names as defendants, the Company and three of our officers (Foundry Defendants), including our Chief Executive Officer and Chief Financial Officer, and investment banking firms that served as underwriters for our initial public offering in September 1999. The amended complaint alleged violations of Sections 11 and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934, on the grounds that the registration statement for the initial public offering (IPO) failed to disclose that (i) the underwriters agreed to allow certain customers to purchase shares in the IPO in exchange for excess commissions to be paid to the underwriters, and (ii) the underwriters arranged for certain customers to purchase additional shares in the aftermarket at predetermined prices. The amended complaint also alleges that false or misleading analyst reports were issued. Similar allegations were made in lawsuits challenging over 300 other initial public offerings conducted in 1999 and 2000. The cases were consolidated for pretrial purposes.

On February 19, 2003, the court ruled on all defendants' motions to dismiss. In ruling on motions to dismiss, the court must treat the allegations in the complaint as if they were true solely for purposes of deciding the motions. The motion was denied as to claims under the Securities Act of 1933 in the case involving us. The same ruling was made in all but ten of the other cases. The court dismissed the claims under Section 10(b) of the Securities Exchange Act of 1934 against us and one of the individual defendants and dismissed all of the Section 20(a) "control person" claims. The court denied the motion to dismiss the Section 10(b) claims against our remaining individual defendants on the basis that those defendants allegedly sold our stock following the IPO. The stock sale allegations were found sufficient purely for pleading purposes. A similar ruling was made with respect to 62 individual defendants in the other cases. In 2004, we accepted a settlement proposal presented to all issuer defendants. Under the terms of this settlement, the plaintiffs are to dismiss and release all claims against the Foundry Defendants in exchange for a contingent payment by the insurance companies collectively responsible for insuring the issuers in all of the IPO cases and for the assignment or surrender of control of certain claims we may have against the underwriters. The settlement requires approval by the court. In September 2005, the court granted preliminary approval to the terms of the settlement. The settlement must receive final approval from the court following notice to class members and an opportunity for them and others affected by the settlement to object. The court scheduled a final approval hearing for April 24, 2006. However, there can be no assurance that the settlement will receive final approval. While final settlement approval between the plaintiffs and the issuers is pending, litigation between the plaintiffs and underwriters continues to proceed and we have received discovery requests from plaintiffs.

On May 27, 2003, Lucent Technologies Inc. (Lucent) filed a lawsuit against us in the United States District Court for the District of Delaware alleging that certain of our products infringe four of Lucent's patents and seeking injunctive relief, as well as unspecified damages. Lucent also brought suit on the same patents and one additional patent against one of our competitors, Extreme Networks, Inc. (Extreme). On February 6, 2004, the District Court severed the two cases. Discovery is now closed. A Markman claim construction hearing was held on January 14, 2005. On April 15, 2005, the court issued an order construing the claims. Lucent subsequently dropped its claims against us concerning two of its four patents. We have analyzed the validity of Lucent's remaining claims and believe that Lucent's suit is without merit. We are committed to vigorously defending ourselves against Lucent's claims.

At present, there is no scheduled trial date for the Lucent vs. Foundry case. During the process of severing Lucent vs. Foundry from the Lucent vs. Extreme case, the parties agreed that the Lucent vs. Extreme would be tried first. On April 27, 2005, the court commenced a jury trial between Lucent and Extreme on Lucent's claims that Extreme infringed four Lucent patents, including the two patents remaining in the case between Lucent and us. On May 9, 2005, the jury held that Extreme did not infringe three of the four patents, including the two patents remaining in the case between Lucent and us. The jury held that a fourth patent, not asserted against us, was infringed but only awarded Lucent a small portion, totaling $274,990, of the damages Lucent had been seeking from Extreme on that one patent. However, on August 16, 2005, the court issued an order in the Lucent vs. Extreme action, vacating the jury decision and granting a new trial. On February 8, 2006, the court held a pretrial conference with Lucent and Extreme and set a trial date of September 18, 2006. We expect that after the court has retried the Lucent vs. Extreme case, it will set a trial date for our case with Lucent in Delaware.

On February 6, 2004, we filed a lawsuit against Lucent in the United States District Court for the Eastern District of Texas, Marshall Division. The lawsuit alleges that certain of Lucent's products infringe one of our patents. We are seeking injunctive relief and damages. On March 22, 2004, Lucent filed an answer and counter claim seeking a declaration of invalidity as to our asserted patent. On April 9, 2004, Lucent filed an amended answer and counter claim asserting infringement of another of Lucent's patents. We have analyzed the validity of Lucent's counter claim and believe it is without merit. A Markman hearing was held on March 24, 2005. On May 24, 2005, the court issued an order setting forth the court's claim construction. On January 1, 2006, the court issued an amended schedule, setting deadlines for discovery as well as the service of parties' infringement contentions and expert reports. Trial in this case is scheduled to begin on June 5, 2006.

On June 21, 2005, Enterasys filed a lawsuit against us in the United States District Court for the District of Massachusetts alleging that certain of our products infringe six of Enterasys' patents and seeking injunctive relief, as well as unspecified damages. We have engaged outside counsel and are investigating the allegations. On August 22, 2005, we filed an answer denying the allegations. A scheduling conference was held on November 3, 2005, during which the court granted a joint motion, filed by both us and Extreme, to sever the claims that Enterasys has asserted against us from those claims asserted against Extreme. The court then issued a scheduling order for Enterasys vs. Foundry providing for discovery and claim construction. The court will address claims construction issues at a Markman hearing on January 10, 2007. We are committed to vigorously defending ourselves against Enterasys' claims.

On June 21, 2005, Alcatel USA Resources, Inc. and Alcatel Internetworking, Inc. (collectively "Alcatel") filed a lawsuit against us in the United States District Court for the District of Delaware. Alcatel alleged that certain of our products infringe eight of its patents and is seeking injunctive relief, as well as unspecified damages. Alcatel also seeks a declaratory judgment that one of our patents (the same patent at issue in the Lucent case in Texas) is invalid and not infringed by Alcatel. We are investigating the allegations. On July 27, 2005, Alcatel filed an amended complaint asserting an additional patent, thereby bringing the total number of actual patents at issue to nine patents. A scheduling conference was held on October 12, 2005 during which the court divided the case into two phases for purposes of discovery and trial. On February 23, 2006, Alcatel selected four of its nine asserted patents with which it will go to trial in the first phase. Trial in the first phase is scheduled for April 23, 2007. A pretrial hearing on summary judgment motions and issues of claims construction has been set for February 23, 2007. We are committed to vigorously defending ourselves against Alcatel's claims.

From time to time, we are subject to other legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of trademarks, copyrights, patents and other intellectual property rights. From time to time, third parties assert patent infringement claims against us in the form of letters, lawsuits and other forms of communication. In addition, from time to time, we receive notification from customers claiming that they are entitled to indemnification or other obligations from us related to infringement claims made against them by third parties. Regardless of the merits of our position, litigation is always an expensive and uncertain proposition. In accordance with SFAS No. 5, "Accounting for Contingencies" (SFAS 5), we record a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We review the need for any such liability on a quarterly basis and record any necessary adjustments to reflect the effect of ongoing negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case in the period they become known. At December 31, 2005, we have not recorded any such liabilities in accordance with SFAS 5. We believe we have valid defenses with respect to the legal matters pending against us. In the event of a determination adverse to us, we could incur substantial monetary liability and be required to change our business practices. Any unfavorable determination could have a material adverse effect on our financial position, results of operations, or cash flows.

4. INCOME TAXES

We account for income taxes pursuant to SFAS No. 109, *Accounting for Income Taxes.* SFAS No. 109 provides for an asset and liability approach to accounting for income taxes, under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to tax credit carryforwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Components of our deferred tax assets were as follows at December 31 (in thousands):

	December 31,	
	2005	2004
Deferred Tax Assets:		
Accrued payroll and related expenses	$ 2,167	$ 3,580
Inventory valuation reserve	17,204	13,844
Accrued warranty	594	597
Allowance for doubtful accounts	938	1,243
Write-down of minority interest	983	997
Depreciation	1,332	1,229
Research and development credits	8,964	18,482
Deferred support revenue	6,033	2,255
Other temporary differences	3,684	2,843
Total deferred tax assets	41,899	45,070
Valuation allowance	(983)	(997)
Total deferred tax assets, net of valuation allowance	$40,916	$44,073
Deferred Tax Liability:		
Litigation settlement tax liability	1,297	1,795
Net deferred tax assets	$39,619	$42,278

We believe that we will likely generate sufficient taxable income in future periods to realize the tax benefits arising from our existing deferred tax assets, although there can be no assurances that we will do so. As of December 31, 2005, we had a Federal research and development tax credit carryforward of $1.3 million, a portion of which will expire beginning in 2024. We also had state tax credit carryforwards of $7.7 million, of which $7.2 million can be carried forward indefinitely and $0.5 million will expire beginning in 2009.

We are audited by various taxing authorities from time to time, and sometimes these audits result in proposed assessments where the ultimate resolution may result in us owing additional taxes. We establish reserves when, despite our belief that our tax return positions are appropriate and supportable under local tax law, we believe certain positions are likely to be challenged and that it may not succeed in realizing the tax benefit. We evaluate these reserves each quarter and adjust the reserves and the related interest in light of changing facts and circumstances regarding the probability of realizing tax benefits, such as the progress of a tax audit or the expiration of a statute of limitations. We believe our tax positions comply with applicable tax law and that we have adequately provided for any known tax contingencies.

Our provision for income taxes consisted of the following for the years ended December 31 (in thousands):

	2005	2004	2003
Current:			
Federal	$30,940	$24,432	$40,934
Foreign	405	165	464
State	4,605	3,496	5,493
Total current	35,950	28,093	46,891
Deferred:			
Federal	(6,853)	(2,600)	(2,830)
State	(560)	(227)	(1,918)
Total deferred	(7,413)	(2,827)	(4,748)
Total provision	$28,537	$25,266	$42,143

A deferred tax benefit of $7.4 million occurred despite a reduction of $2.7 million in our deferred tax assets. This was a result of a reduction in research and development credits of $10.1 million calculated with stock options, the impact of which was charged to equity. Our provision for income taxes and effective tax rate differs from the statutory U.S. federal income tax rate as follows for the years ended December 31 (in thousands):

	2005		2004		2003	
Provision at U.S. statutory rate of 35%	$29,592	35.0%	$25,632	35.0%	$41,029	35.0%
State income taxes, net of federal benefit	3,637	4.3%	3,587	4.9%	6,044	5.2%
Federal and state research and development credits	(2,664)	(3.1)%	(2,248)	(3.1)%	(2,118)	(1.8)%
Nondeductible deferred stock compensation	—	—	—	—	92	0.0%
Export sales incentive	(1,654)	(2.0)%	(1,413)	(1.9)%	(1,884)	(1.6)%
Tax-exempt interest	(1,523)	(1.8)%	(1,185)	(1.6)%	(616)	(0.5)%
U.S. production activities deduction	(399)	(0.5)%	—	—	—	—
Valuation allowance	—	—	—	—	1,003	0.9%
Other	1,548	1.9%	893	1.2%	(1,407)	(1.2)%
Total	$28,537	33.8%	$25,266	34.5%	$42,143	36.0%

Our income taxes payable have been reduced by the tax benefits associated with certain dispositions of employee stock options. When an employee exercises a stock option issued under a nonqualified plan, or has a disqualifying disposition related to a qualified plan, we receive an income tax benefit for the difference between the fair market value of the stock issued at the time of the exercise and the employee's option price, tax effected. These benefits are credited directly to stockholders' equity and amounted to $4.5 million, $29.2 million, and $46.5 million for the years ended December 31, 2005, 2004, and 2003, respectively.

5. STOCKHOLDERS' EQUITY

Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock, with a par value of $0.0001 per share. Preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to determine the rights, preferences, privileges and restrictions on these shares. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Foundry without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. No shares of preferred stock were outstanding as of December 31, 2005 and 2004.

Stock Option Exchange Program

On August 21, 2002, we filed a Tender Offer Statement with the Securities and Exchange Commission related to a voluntary stock option exchange program for our employees. Our executive officers and directors were not eligible to participate in this program. Under the exchange program, employees were given the opportunity to voluntarily cancel unexercised vested and unvested stock options previously granted to them in exchange for a stock option grant on or about March 21, 2003 equal to one-half the number of tendered options. However, participants who elected to exchange options were also required to exchange other options granted to them in the previous six months. On September 20, 2002, we accepted for exchange options to purchase 5,744,500 shares of our common stock. The cancelled options were exchanged for 2,757,100 replacement stock options on March 24, 2003 at an exercise price of $7.76 per share, which was the fair value of the shares on that date. In order to receive a replacement stock option grant, an employee was required to remain employed with us or one of our subsidiaries until March 24, 2003. The replacement options vest over a three-year period. The stock option exchange program did not result in stock compensation expense or variable accounting for replacement awards.

Common Stock

We had 141,149,296 and 137,225,812 shares of common stock issued and outstanding at December 31, 2005 and 2004, respectively.

The following shares of common stock have been reserved and are available for future issuance as of December 31, 2005:

1996 Stock Plan	28,662,175
1999 Directors' Stock Option Plan	3,280,000
1999 Employee Stock Purchase Plan	6,214,852
2000 Non-Executive Stock Option Plan	2,291,898
Total	40,448,925

1996 Stock Plan

Under our 1996 Stock Plan (1996 Plan), the board of directors authorized the issuance of 78,235,683 shares of common stock to employees and consultants as of December 31, 2005, of which 28,662,175 shares are available for future issuance. As of December 31, 2005, 1,219,556 options were available for future issuance and options to purchase 27,442,619 shares were outstanding under the 1996 Plan with a weighted average exercise price of $12.40 per share. Stock options granted under the 1996 Plan have an exercise price equal to the fair market value of our common stock on the date of grant. Options under the 1996 Plan vest over a vesting schedule determined by the board of directors, generally one to five years. Options granted prior to January 1, 2005, expire 10 years from the date of grant. Options granted after January 1, 2005, expire 5 years from the date of grant. The number of shares available for issuance under the 1996 Plan will be increased on the first day of each fiscal year through 2006 by the lesser of (i) 5,000,000 shares; (ii) five percent (5%) of the shares outstanding on the last day of the immediately preceding fiscal year; or (iii) such lesser amount of shares as determined by the board of directors. By its terms, the 1996 Plan expires in 2006.

On January 23, 2006, our Board of Directors approved the issuance of 318,750 shares of restricted stock to executive officers under the 1996 Plan. The restricted stock had a fair value of $15.03 per share and vest 50% on the first anniversary of the grant date and 50% on the second anniversary date.

1999 Directors' Stock Option Plan

Under the 1999 Directors' Stock Option Plan (Directors' Plan), each non-employee director who becomes a director after the effective date of the plan will receive an automatic initial grant of an option to purchase 225,000 shares of common stock upon appointment or election, and annual grants to purchase 60,000 shares of common stock. Options granted under the plan will vest at the rate of 1/4th of the total number of shares subject to the options twelve months after the date of grant and 1/48th of the total number of shares subject to the options each month thereafter. The exercise price of all stock options granted under the Directors' Plan shall be equal to the fair market value of a share of common stock on the date of grant of the option. Options granted prior to January 1, 2005, expire 10 years from the date of grant. Options granted after January 1, 2005, expire 5 years from the date of grant. In June 2005, our five non-employee directors received annual grants totaling 300,000 stock options at an exercise price of $8.72 per share. As of December 31, 2005, 1,070,000 options were available for future issuance and options to purchase 2,210,000 shares were outstanding under the Directors' Plan with a weighted-average exercise price of $32.08 per share.

2000 Non-Executive Stock Option Plan

Under the 2000 Non-Executive Stock Option Plan (Non-Executive Plan), we may issue non-qualified options to purchase common stock to employees and external consultants other than officers and directors. Options granted prior to January 1, 2005, expire 10 years from the date of grant. Options granted after January 1, 2005, expire 5 years from the date of grant. As of December 31, 2005, 156,890 options were available for future issuance and options to purchase 2,135,008 shares were outstanding under the Non-Executive Plan with a weighted average exercise price of $12.14 per share.

The following table summarizes stock option activity under all stock option plans during the three years ended December 31, 2005:

	Options Outstanding	Weighted Average Exercise Price($)
Balance, December 31, 2002	27,211,252	11.72
Granted	9,945,464	11.23
Exercised	(9,477,396)	6.92
Cancelled	(1,162,761)	18.55
Balance, December 31, 2003	26,516,559	12.96
Granted	11,358,800	15.30
Exercised	(4,483,154)	7.00
Cancelled	(3,353,693)	19.53
Balance, December 31, 2004	30,038,512	14.00
Granted	6,526,700	9.71
Exercised	(2,945,346)	6.85
Cancelled	(1,832,239)	14.44
Balance, December 31, 2005	31,787,627	13.75

As of December 31, 2005, an aggregate of 2,446,446 shares were available for future option grants to our employees.

The following table presents information about stock options outstanding and exercisable at December 31, 2005:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Shares Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price $	Shares Exercisable	Weighted-Average Exercise Price $
$ 0.03 - $ 6.84	4,911,472	5.68	5.49	4,343,906	5.37
$ 6.86 - $ 8.30	4,745,071	6.93	7.81	3,854,091	7.79
$ 8.40 - $ 9.71	5,760,750	6.31	8.97	3,061,624	9.19
$ 9.76 - $ 11.50	4,857,924	5.56	10.73	3,077,357	10.97
$11.70 - $ 16.00	5,679,965	7.37	14.08	2,380,924	14.66
$17.17 - $ 36.88	4,568,545	7.77	21.97	4,429,393	22.09
$59.69 - $108.13	1,263,900	4.64	70.40	1,263,900	70.40
Total	31,787,627	6.52	13.75	22,411,195	15.04

1999 Employee Stock Purchase Plan

Under Foundry's Employee Stock Purchase Plan and International Employee Stock Purchase Plan (collectively, the ESPP), employees are granted the right to purchase shares of common stock at a price per share that is 85% of the lesser of the fair market value of the shares at (i) the beginning of a rolling two-year offering period or (ii) the end of each semi-annual purchase period, subject to a plan limit on the number of shares that may be purchased in a purchase period. During 2005, 2004, and 2003 Foundry issued an aggregate of 978,138, 1,119,928, and 817,921 shares, respectively, under the ESPP at average per share prices of $8.46, $6.52, and $6.18, respectively.

Under the 1999 Employee Stock Purchase Plan (Purchase Plan), a total of 6,214,852 shares of common stock were reserved for issuance as of December 31, 2005. The number of shares reserved for issuance under the Purchase Plan will be increased on the first day of each fiscal year through 2009 by the lesser of (i) 1,500,000 shares, (ii) 2% of our outstanding common stock on the last day of the immediately preceding fiscal year or (iii) the number of shares determined by the board of directors.

6. 401(k) Plan

We provide a tax-qualified employee savings and retirement plan that entitles eligible employees to make tax-deferred contributions. Under the 401(k) Plan, U.S.-based employees may elect to reduce their current annual compensation up to the lesser of 20% or the statutorily prescribed limit, which was $14,000 in calendar year 2005. Employees age 50 or over may elect to contribute an additional $1,000. The 401(k) Plan provides for discretionary contributions as determined by our board of directors each year. We have a matching contribution program whereby we match dollar for dollar contributions made by each employee up to $1,250 per year for each employee. Our matching contributions to the 401(k) Plan totaled $603,000 and $517,000 in 2005 and 2004, respectively.

7. Selected Quarterly Financial Data (Unaudited)

The following tables set forth selected consolidated statement of operations data for each of the eight quarters ended December 31, 2005. Operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended							
	Mar. 31, 2004	Jun. 30, 2004	Sep. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	Jun. 30, 2005	Sep. 30, 2005	Dec. 31, 2005
	(In thousands, except per share amounts)							
Total net revenue	$104,016	$97,827	$102,511	$104,750	$84,636	$96,588	$106,564	$116,067
Gross margin	68,896	63,819	65,532	67,434	52,701	58,791	66,028	71,142
Income (loss) from operations	30,291	22,454	(9,779)	20,399	10,529	10,891	18,305	26,700
Net income (loss)	$ 19,901	$14,988	$ (3,618)	$ 16,696	$ 9,937	$ 9,553	$ 15,953	$ 20,570
Basic net income (loss) per share	$ 0.15	$ 0.11	$ (0.03)	$ 0.12	$ 0.07	$ 0.07	$ 0.11	$ 0.15
Diluted net income (loss) per share	$ 0.14	$ 0.11	$ (0.03)	$ 0.12	$ 0.07	$ 0.07	$ 0.11	$ 0.14

FOUNDRY NETWORKS, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions(1)	Balance at End of Period
		(In thousands of dollars)		
Year ended December 31, 2003:				
Allowance for doubtful accounts	$5,833	$ (862)	$ 820	$4,151
Allowance for sales returns	1,584	3,709	3,273	2,020
Year ended December 31, 2004:				
Allowance for doubtful accounts	4,151	—	1,034	3,117
Allowance for sales returns	2,020	2,080	2,473	1,627
Year ended December 31, 2005:				
Allowance for doubtful accounts	3,117	154	884	2,387
Allowance for sales returns	1,627	3,083	2,926	1,784

(1) Deductions for allowance for doubtful accounts refer to write-offs and deductions for allowance for sales returns refer to actual returns.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Based on an evaluation as of December 31, 2005, our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective to provide reasonable assurance that information required to be disclosed in this Annual Report on Form 10-K was recorded, processed, and summarized pursuant to the SEC's rules and instructions for Form 10-K. Management's report on the Company's internal control over financial reporting and the related report of our independent public accounting firm are included in this Form 10-K on pages 41 and 42.

There were no significant changes to our internal controls during the quarter ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

Certain information concerning our directors and executive officers required by this Item is incorporated by reference from the information contained under the caption "Executive Officers and Directors," and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for its 2006 Annual Meeting of Stockholders.

Certain information concerning our Audit Committee, Audit Committee Financial Expert(s) and Code of Ethics is incorporated by reference from information contained in the Company's Proxy Statement for its 2006 Annual Meeting of Stockholders.

Item 11. ***Executive Compensation***

Incorporated by reference from the information under the captions "Proposal No. 1 — Election of Directors," "Compensation of Executive Officers," "Option Grants in Last Fiscal Year," "Aggregated Option Exercise in Last Fiscal Year and Fiscal Year-End Option Values," "Change of Control Agreements with Named Executive Officers," "Compensation Committee Report on Executive Compensation," and "Transactions with Management," and "Performance Graph" in the Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management***

Incorporated by reference from the information under the captions "Record Date; Voting Securities," "Common Stock Ownership of Certain Beneficial Owners and Management," "Change of Control Agreements with Named Executive Officers" in the Proxy Statement.

Item 13. ***Certain Relationships and Related Transactions***

Incorporated by reference from the information under the caption "Transactions with Management" in the Proxy Statement.

Item 14. ***Principal Auditor Fees and Services***

Incorporated by reference from the information under the caption "Principal Auditor Fees and Services" in the Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) The following documents are filed as part of this Form 10-K:

(1) Consolidated Financial Statements and Reports of Independent Registered Public Accounting Firm

(2) Financial Statement Schedules

See "Item 8. Financial Statements and Supplementary Data — Schedule II-Valuation and Qualifying Accounts." Other schedules are omitted either because they are not applicable or because the information is included in the Financial Statements or the Notes thereto.

(3) Exhibits (numbered in accordance with Item 601 of Regulation S-K)

Number	Description
3.1	Amended and Restated Certificate of Incorporation of Foundry Networks, Inc. (Amended and Restated Certificate of Incorporation filed as Exhibit 3.2 to registrant's Registration Statement on Form S-1 (Commission File No. 333-82577) and incorporated herein by reference; Certificate of Amendment to the foregoing filed as Exhibit 3.1 to registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference.)
3.2	Amended and Restated Bylaws of Foundry Networks, Inc. (Filed as Exhibit 3.2 to registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference.)
10.1	1996 Stock Plan.*(1)
10.2	Form of Stock Option Agreement under the registrant's 1996 Stock Plan.*(1)
10.3	1999 Employee Stock Purchase Plan.*(2)
10.4	1999 Directors' Stock Option Plan.*(3)
10.5	Form of Stock Option Agreement under the registrant's 1999 Directors' Stock Option Plan.*(3)
10.6	Form of Indemnification Agreement.(2)
10.7	OEM Purchase Agreement dated January 6, 1999 between Foundry Networks, Inc. and Hewlett-Packard Company, Workgroup Networks Division.(4)
10.8	Reseller Agreement dated July 1, 1997 between Foundry Networks, Inc. and Mitsui & Co., Ltd.(4)
10.9	2000 Non-Executive Stock Option Plan.*(5)
10.10	Form of Stock Option Agreement under the registrant's 2000 Non-Executive Stock Option Plan.*(5)
10.11	Lease agreement dated September 28, 1999, between Foundry Networks, Inc., and Legacy Partners Commercial Inc., for offices located at 2100 Gold Street, San Jose, CA 95002.(6)
10.12	Confidential Settlement Agreement and Release, effective October 25, 2004, by and between Nortel Networks Limited, Nortel Networks, Inc., Foundry Networks, Inc., Bobby R. Johnson, Jr., H. Earl Ferguson, deceased, and Jeffrey Prince.(7)
10.13	Sublease agreement dated March 25, 2005, between Foundry Networks, Inc. and Hyperion Solutions Corporation, for offices located at 4980 Great America Parkway, Santa Clara, CA 95054.(8)
10.14	Form of Restricted Stock Purchase Agreement under the registrant's 1996 Stock Plan.*(1)
31.1	Rule 13a-14(a) Certification (CEO)
31.2	Rule 13a-14(a) Certification (CFO)
32.1	Section 1350 Certification (CEO)
32.2	Section 1350 Certification (CFO)

* Indicates management contract or compensatory plan or arrangement.

(1) Copy of original 1996 Stock Plan and related form of Stock Option Agreement incorporated herein by reference to the exhibit filed with the Company's Registration Statement on Form S-1 (Commission File No. 333-82577). Copy of 1996 Stock Plan reflecting the amendments approved at the 2000 Annual Meeting of Stockholders incorporated by reference to the Company's Definitive Proxy Statement for such meeting (Commission File

No. 000-26689). Copy of 1996 Stock Plan reflecting the amendments for approval at the 2002 Annual Meeting of Stockholders incorporated by reference to the Company's Definitive Proxy Statement for such meeting (Commission File No. 000-26689).

(2) Incorporated herein by reference to the exhibit filed with the Company's Registration Statement on Form S-1 (Commission File No. 333-82577).

(3) Incorporated herein by reference to the exhibit filed with the Company's Registration Statement on Form S-1 (Commission File No. 333-82577). Copy of Directors' Plan reflecting the amendment for approval at the 2002 Annual Meeting of Stockholders incorporated by reference to the Company's Definitive Proxy Statement for such meeting (Commission File No. 000-26689).

(4) Incorporated herein by reference to the exhibit filed with the Company's Registration Statement on Form S-1 (Commission File No. 333-82577); Confidential treatment has been granted by the Securities and Exchange Commission with respect to this exhibit.

(5) Incorporated herein by reference to the exhibit filed with the Company's Registration Statement on Form S-8 filed on October 25, 2000 (Commission File No. 333-48560).

(6) Incorporated herein by reference to the exhibit filed with the Company's Form 10-Q for the quarter ended September 30, 1999 (Commission File No. 000-26689).

(7) Incorporated by reference from the Company's Annual Report on Form 10-K filed on March 11, 2005 (Commission File No. 000-26689).

(8) Incorporated herein by reference to the exhibit filed with the Company's Form 10-Q for the quarter ended March 31, 2005 (Commission File No. 000-26689).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Foundry Networks, Inc.
(Registrant)

By: /s/ Timothy D. Heffner

Timothy D. Heffner
Vice President, Finance & Administration,
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: March 15, 2006

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bobby R. Johnson Jr. and Timothy D. Heffner, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Bobby R. Johnson, Jr. **(Bobby R. Johnson, Jr.)**	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	March 15, 2006
/s/ Timothy D. Heffner **(Timothy D. Heffner)**	Vice President, Finance & Administration, Chief Financial Officer (Principal Financial and Accounting Officer)	March 15, 2006
/s/ Andrew K. Ludwick **(Andrew K. Ludwick)**	Director	March 15, 2006
/s/ Alfred J. Amoroso **(Alfred J. Amoroso)**	Director	March 15, 2006
/s/ C. Nicholas Keating **(C. Nicholas Keating)**	Director	March 15, 2006
/s/ J. Steven Young **(J. Steven Young)**	Director	March 15, 2006
/s/ Alan L. Earhart **(Alan L. Earhart)**	Director	March 15, 2006

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C O R P O R A T E   I N F O R M A T I O N

Board of Directors

Bobby R. Johnson, Jr.
President, CEO, and Chairman
of the Board of Directors
Foundry Networks, Inc.

Andrew K. Ludwick
Private Investor

C. Nicholas Keating, Jr.
Director,
Network Equipment Technologies, Inc.

Alfred J. Amoroso
President, Chief Executive Officer and
Director of Macrovision Corporation

J. Steven Young
Managing Partner of Sorenson Capital

Alan L. Earhart
Retired Partner
PricewaterhouseCoopers, LLP

Executive Officers

Bobby R. Johnson, Jr.
President, CEO, and Chairman
of the Board of Directors

Timothy D. Heffner
Vice President, Finance and
Administration, and Chief
Financial Officer

Ken K. Cheng
Vice President and General Manager,
High Value Layer 2/3 Systems
Business Unit

Lawrence L. Akin
Senior Vice President, Worldwide Sales

Paul L. Twombly
Vice President, Customer Support

Richard W. Bridges
Vice President, Manufacturing

John Burger
Vice President, Hardware Engineering

Robert W. Schiff
Vice President and General Manager,
Edge and Mid-Range Business Unit

Benjamin Taft
Vice President,
Marketing Communications

Corporate Headquarters

Foundry Networks, Inc.
4980 Great America Parkway
Santa Clara, CA 95054
Tel: +1 408.207.1700
Fax: +1 408.207.1709
Web Address: www.foundrynetworks.com

Foreign Subsidiaries

Foundry Networks
(U.K.) Ltd.
RSA House, Western Road
Bracknell, Berkshire RG12 1RT
England
Tel: +44(0)1344.398900

Foundry Networks GmbH
Einsteinstrasse 14
85716 Unterschleissheim
Germany
Tel: +49 89.374292.10

Foundry Networks
France S.A.R.L.
21E rue Jacques Cartier
78960 Voisins le Bretonneux
France
Tel: +33(0)1.39.30.41.50

Foundry Networks
Canada Company
Valhalla Executive Centre
302 The East Mall
Suite 401
Etobicoke, Ontario
M9B 6C7
Tel: 416.626.1023

Foundry Networks
Singapore, PTE Ltd.
391A Orchard Road
#13-08 Ngee Ann City Tower A
Singapore 238873
Tel: +65.6838.5160

Foundry Networks
Hong Kong Office
21st Floor, ICBC Tower
Citibank Plaza
No. 3 Garden Road
Hong Kong
Fax: +852 2273 5999

Foundry Networks
(Netherlands) B.V.
Stephensonweg 14
PO Box 709
4200 AS, Gorinchem
Netherlands
Tel: +31(0)183.646.030

Foundry Networks
Italia S.r.l.
Magnolia Business Center
Via Pavese 1/3
20089 Rozzano (MI)
Italy
Tel: +39 02.57554305

Foundry Networks
Sankt Eriksgatan 46 C
11234 Stockholm
Sweden
Tel: 0046 8 562 666 96

Foundry Networks
Middle East
Office 113, 1st Floor, DMC Bldg 1
Dubai Internet City
P O Box 500037
Dubai
UAE
Tel: 971 4 3910580

Foundry Networks
Japan K.K.
The Imperial Tower 7F
1-1-1, Uchisaiwai-cho
Chiyoda-ku, Tokyo
Japan 100-0011
Tel: +81 3.3519.5351

Foundry Networks
Australia
Level 2, 56 Berry Street
North Sydney NSW 2060
Australia
Tel: +612.9455.0299

Transfer Agent

U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 91204-1504
Tel: 815.502.1404
Fax: 818.502.0674

Independent Auditors

Ernst & Young LLP
Palo Alto, CA

Legal Counsel

Orrick, Herrington & Sutcliffe LLP
Menlo Park, CA

Annual Meeting

The 2006 Annual Meeting will be held at 10:00 a.m. local time, on Friday, June 16, 2006, at the Hyatt Regency Santa Clara Hotel, located at 5101 Great America Parkway, Santa Clara, CA 95054. All stockholders are cordially invited to attend.

Investor Relations

Financial Dynamics
44 Montgomery Street, Suite 1500
San Francisco, CA 94104
Tel: 415.439.4500
Fax: 415.296.0446

Foundry Networks Investor Relations
4980 Great America Parkway
Santa Clara, CA 95054
Tel: +1 408.207.1399
Fax: +1 408.207.1709
Email: ir@foundrynet.com

You may also visit our website at www.foundrynetworks.com

Common Stock

Foundry's common stock is publicly traded on the NASDAQ National Market under the symbol FDRY.

FOUNDRY
NETWORKS
The Power of Performance™